UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
January 31, 2011
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
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Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Interim group management report
Condensed Interim Consolidated Financial Statements
Notes
Supervisory Board and Managing Board
Review report
Quarterly summary
Siemens financial calendar

Introduction
     Siemens AG’s Interim Report for the Siemens Group complies with the applicable legal requirements of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) regarding quarterly financial reports, and comprises Condensed Interim Consolidated Financial Statements and an Interim group management report in accordance with § 37x (3) WpHG. The Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Condensed Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report for fiscal 2010, which includes a detailed analysis of our operations and activities.
     Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Key figures Q1 2011[1,2]
(unaudited; in millions of €, except where otherwise stated)

Volume

				% Change
	Q1 2011		Q1 2010	Actual	Adjusted[3]
Continuing operations
New orders	22,588		18,976	19%	13%
Revenue	19,489		17,352	12%	6%

Earnings

	Q1 2011		Q1 2010	% Change Actual
Total Sectors
Adjusted EBITDA	2,743		2,579	6%
Profit[8]	2,229		2,109	6%
in % of revenue (Total Sectors)	12.0%		12.8%

Continuing operations
Adjusted EBITDA	3,238		2,687	21%
Income from continuing operations	1,787		1,526	17%
Basic earnings per share (in euros)[4]	2.00		1.70	18%

Continuing and discontinued operations[5]
Net income	1,753		1,531	15%
Basic earnings per share (in euros)[4]	1.97		1.70	16%

Capital efficiency

	Q1 2011			Q1 2010
Continuing operations
Return on capital employed (ROCE) (adjusted)		23.0%		19.2%

Continuing and discontinued operations[5]
Return on capital employed (ROCE) (adjusted)		22.6%		19.3%

Cash performance

	Q1 2011			Q1 2010
Continuing operations
Free cash flow		908		725
Cash conversion		0.51		0.47
Continuing and discontinued operations[5]
Free cash flow		928		697
Cash conversion		0.53		0.45

Liquidity and capital structure

	Dec. 31, 2010			Sept. 30, 2010
Cash and cash equivalents		15,662		14,108
Total equity (Shareholders of Siemens AG)		31,292		28,346
Net debt		3,803		5,560
Adjusted industrial net debt		(204)		2,189

Employees — in thousands

	Dec. 31, 2010			Sept. 30, 2010
	Cont. Op.		Total[6]	Cont. Op.	Total[6]
Employees	410		410	405	405
Germany	129		129	128	128
Outside Germany	281		281	277	277

1	New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors Profit; ROE (after tax); ROCE (adjusted); Free cash flow; cash conversion rate; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins; earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.

2	October 1, 2010 — December 31, 2010.

3	Adjusted for portfolio and currency translation effects.

4	Earnings per share — attributable to shareholders of Siemens AG. For fiscal 2011 and 2010 weighted average shares outstanding (basic) (in thousands) for the first quarter amounted to 871,194 and 866,838 shares, respectively.

5	Discontinued operations primarily consist of former Com activities, comprising carrier networks, enterprise networks and mobile devices activities.

6	Continuing and discontinued operations.

7	Calculated by dividing adjusted industrial net debt as of December 31, 2010 and 2009 by annualized adjusted EBITDA.

8	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items are allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

Interim group management report
Overview of financial results for the first quarter of fiscal 2011
(Three months ended December 31, 2010)
•	For the third straight quarter, all Sectors of Siemens delivered order and revenue growth compared to the prior-year period, including growth in all reporting regions and double-digit increases in emerging economies.

•	Revenue rose 12% and orders climbed 19%, benefiting from a currency translation tailwind. The book-to-bill ratio was 1.16 and the order backlog for the Sectors increased to €92 billion.

•	Total Sectors Profit rose to €2.229 billion, even after the previously announced allocation of €261 million related to special employee remuneration.

•	During the first quarter, Siemens and Atos Origin S.A. (Atos) signed an option agreement which grants Atos the right to acquire Siemens IT Solutions and Services, subject to necessary approvals. Pretax impacts on income in the first quarter include a goodwill impairment of €136 million and charges related to establishing the business as a separate legal entity.

•	Income from continuing operations climbed 17%, to €1.787 billion. Basic EPS was €2.00.

•	Free cash flow from continuing operations climbed to €908 million from €725 million in the first quarter a year earlier.
     Management’s perspective on first-quarter results. We aim for capital-efficient growth which we successfully achieved in the first quarter of fiscal 2011. In the first quarter, orders and revenue grew in all regions, particularly in emerging markets. That benefits us in Germany as well. We delivered excellent bottom-line performance and are fully on track to reach the targets we set for fiscal 2011.
     Fiscal year begins with strong growth momentum. Siemens delivered year-over-year growth in both orders and revenue for the third straight quarter. With all Sectors and all three of Siemens’ reporting regions contributing increases, orders climbed 19% and revenue was up 12%. Both revenue and orders benefited clearly from positive currency translation effects. On an organic basis, excluding currency translation and portfolio effects, orders increased 13% and revenue rose 6%. The combined book-to-bill ratio for Siemens was 1.16, and the Sectors’ combined order backlog increased to €92 billion, in part due to positive currency translation effects.
     Emerging markets drive order growth. All Sectors reported double-digit order growth compared to the prior-year period, highlighted by a higher volume from large orders in Energy and Industry, particularly at Fossil Power Generation and Mobility. Order volumes also benefited from currency translation effects as noted above. All regions delivered order growth in the first quarter, led by Asia, Australia and the Americas. India led growth within the region Asia, Australia, due in part to a large order in Energy. The Americas combined higher orders in the established U.S. market with fast growth in emerging markets. On a global basis, emerging markets grew significantly faster than orders overall, at 31%, and accounted for €7.834 billion or 35% of total orders for the quarter.

     Revenue rises in all Sectors and regions, with boost from currency. Revenue growth was well balanced in the first quarter, with double-digit increases in all Sectors. Strong conversion from the Sectors’ respective order backlogs played a major role in broad-based revenue growth, as did a strong tailwind from currency translation effects as noted above. Revenue rose in all three regions, led by the Americas and Asia, Australia. More modest growth in the region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa, Middle East included a strong increase in Germany. Emerging markets on a global basis grew faster than revenue overall, at 16% year-over-year, and accounted for €5.748 billion or 29% of total revenue for the quarter.
     Industry and Energy take Total Sectors Profit higher. Total Sectors Profit for the first quarter rose 6% year-over-year, to €2.229 billion, burdened by €261 million related to previously announced special employee remuneration. This amount was accrued centrally in the fourth quarter of fiscal 2010 and allocated to the Sectors during the current quarter (see below). This impact cut 1.4 percentage points from Total Sectors Profit as a percent of revenue, which was 12.0%. All Divisions in the Sectors took a charge for a portion of these costs based on their number of non-management employees. In contrast, positive currency effects benefited profit in all Sectors, particularly in Industry. The Industry Sector drove the increase in Total Sectors Profit for the quarter, with 22% profit growth compared to the prior-year period. Profit in Energy rose 7%, on particularly strong earnings conversion at Fossil Power Generation. Profit in the Healthcare Sector declined on lower profit at Diagnostics and €32 million in charges related to particle therapy contracts, among other factors.
     Beginning with fiscal 2011 central infrastructure costs, which were formerly reported in Corporate items, will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and will be charged in equal installments in all four quarters. Prior period financial information is reported on a comparable basis. For further information see “Segment information analysis—Reconciliation to financial statements—Corporate items and pensions.”

     Income climbs on Sectors profit, higher results below Total Sectors. Income from continuing operations climbed 17% year-over-year, to €1.787 billion, and corresponding basic EPS rose to €2.00 up from €1.70 a year earlier. These increases were due to growth in Total Sectors Profit and improved results below Total Sectors, including higher contributions from Siemens Real Estate (SRE), Equity Investments and Financial Services (SFS). Corporate items and pensions was a positive €231 million compared to a negative €142 million in the first quarter a year earlier. The current quarter presents the allocation primarily to the Sectors of a substantial part of the €310 million in special employee remuneration that was accrued in the fourth quarter of fiscal 2010. Within this part is the €261 million that was debited to the Sectors for management reporting purposes as mentioned earlier. Siemens IT Solutions and Services posted a loss of €129 million due to a €136 million goodwill impairment in connection with the option agreement mentioned earlier. Net income increased 15% year-over-year to €1.753 billion. Basic EPS improved to €1.97 from €1.70 a year earlier. The primary driver of net income in both periods was continuing operations and the related factors discussed above.
     Free cash flow rises for Siemens and Sectors. Free cash flow from continuing operations rose to €908 million from €725 million in the first quarter a year earlier, including higher Free cash flow at the Sector level. Other factors in the increase included higher cash inflows from Corporate Treasury activities and lower cash outflows related to staff reduction measures, partly offset by higher payments for income taxes. The cash conversion rate for the first quarter was 0.51, up from the prior-year period.
     ROCE rises on higher income from continuing operations. On a continuing basis, ROCE (adjusted) increased to 23.0% from 19.2% in the first quarter a year earlier. The difference was due mainly to higher income from continuing operations. To a lesser extent, ROCE (adjusted) also benefited from lower average capital employed compared to the prior-year period. Beginning with fiscal 2011, we changed the definition of our ROCE calculation and adjusted prior-year information accordingly. For further information see Annual Report for fiscal 2010.

     Improvement in pension plan underfunding. Beginning with fiscal 2011 the figures presented below cover both principal and non-principal pension plans. The presentation of prior-year information has been adjusted to conform to the current-year presentation. The estimated underfunding of Siemens’ pension plans as of December 31, 2010 amounted to approximately €6.1 billion, compared to an underfunding of approximately €7.4 billion at the end of fiscal 2010. The improvement in funded status since September 30, 2010 is due mainly to a decrease in Siemens’ defined benefit obligation (DBO) resulting from an increase in the discount rate assumption as of December 31, 2010. This was partly offset by a negative actual return on plan assets.
Results of Siemens
Results of Siemens — First quarter of fiscal 2011
     The following discussion presents selected information for Siemens for the first quarter of fiscal 2011:
     Orders and revenue
     In the first quarter, orders and revenue increased year-over-year in all Sectors. Orders climbed 19% to €22.588 billion, including a higher volume from large orders compared to the prior-year period. Order growth in all Sectors benefited from an improved market environment and a low basis of comparison in the same period a year earlier. Revenue rose 12% to €19.489 billion, due in part to strong conversion of orders from the Sectors’ backlogs. Both revenue and orders benefited clearly from positive currency translation effects. On an organic basis, excluding the net effect of currency translation and portfolio transactions, orders rose 13% and revenue was up 6% compared to the prior-year quarter. The combined book-to-bill ratio for the Sectors was 1.18, and 1.16 for Siemens overall. The combined order backlog for the three Sectors increased to €92 billion as of December 31, 2010, benefiting from positive currency translation effects.

	New orders (location of customer)
	First three months
	of fiscal		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Europe, C.I.S.(2), Africa, Middle East	11,621	10,823	7%	6%	3%	(1)%
therein Germany	2,985	2,906	3%	3%	0%	0%
Americas	6,296	5,134	23%	11%	12%	0%
therein U.S.	4,680	3,798	23%	11%	13%	0%
Asia, Australia	4,670	3,019	55%	41%	14%	0%
therein China	1,728	1,160	49%	38%	11%	0%
therein India	1,212	467	160%	141%	19%	0%
Siemens	22,588	18,976	19%	13%	7%	(1)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.
     Orders related to external customers rose 19% in the first quarter of fiscal 2011. All Sectors reported double-digit order growth compared to the prior-year period, highlighted by a higher volume from large orders in Energy and Industry, particularly at Fossil Power Generation and Mobility. Order volumes also benefited from currency translation effects as noted above. On a global basis, emerging markets grew significantly faster than orders overall, at 31%, and accounted for €7.834 billion or 35% of total orders for the quarter.
     In the region Europe, C.I.S., Africa, Middle East — our largest reporting region — orders increased in Industry and Energy. Order growth of 20% in Industry was due partly to a higher volume from large orders at Mobility. Healthcare orders declined 2% in the region. Order growth in the Americas was driven by Energy, with particularly strong demand in the U.S. Both Fossil Power Generation and Power Transmission contributed high double-digit increases. Industry posted a 20% increase in the region overall and also drove the region’s growth in emerging markets. Orders rose 55% in the region Asia, Australia year-over-year, led by Energy and Industry. Fossil Power Generation was a major growth driver, with a higher volume of major orders in the region. All Sectors saw strong growth in emerging markets. The substantial growth in India by 160% is due to a combination of a major order won by Fossil Power Generation and a low basis of comparison in the prior-year period.

	Revenue (location of customer)
	First three months
	of fiscal		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Europe, C.I.S.(2), Africa, Middle East	10,499	9,970	5%	3%	3%	0%
therein Germany	3,090	2,681	15%	15%	0%	0%
Americas	5,405	4,376	24%	12%	12%	(1)%
therein U.S.	3,927	3,167	24%	12%	13%	0%
Asia, Australia	3,586	3,005	19%	8%	11%	0%
therein China	1,589	1,231	29%	19%	10%	0%
therein India	550	399	38%	25%	13%	0%
Siemens	19,489	17,352	12%	6%	7%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.
     Revenue related to external customers rose 12% compared to the first quarter a year earlier. Revenue growth was well balanced in the first quarter, including double-digit increases in all Sectors. Strong conversion from the Sectors’ respective order backlogs played a major role in broad-based revenue growth as did currency translation effects, which were clearly beneficial. Emerging markets on a global basis grew faster than revenue overall, at 16% year-over-year, and accounted for €5.748 billion or 29% of total revenue for the quarter.
     In Europe, C.I.S., Africa, Middle East, first-quarter revenue rose 5% year-over-year, including an increase of 11% in Energy. The largest share of this increase came from Renewable Energy, which saw a short-term drop in revenue in the prior-year period. Within the region, revenue in Germany rose 15% due primarily to strong growth in Industry. In the Americas, all Sectors recorded a double-digit increase in revenue, led by Energy and Industry. The Energy Sector recorded an increase of 32%, including double-digit increases at most Divisions. Revenue growth in the region clearly benefited from currency translation effects. Revenue rose 19% in Asia, Australia on double-digit increases in Industry and Healthcare. Revenue development in China followed the pattern for the region overall, including strong positive currency translation effects.

Consolidated Statements of Income

	First three months
	of fiscal
(in millions of €)	2011	2010	% Change
Gross profit on revenue	6,195	5,294	17%
as percentage of revenue	31.8%	30.5%
     Gross profit for the first quarter increased 17% compared to the same period a year earlier, due primarily to volume-driven profit growth in the Sectors. Industry posted a substantial increase in gross profit and also took its gross profit margin up compared to the prior-year period, led by Industry Automation and Drive Technologies. Gross profit rose in Energy and was nearly level year-over-year in Healthcare despite a charge of €32 million related to particle therapy contracts.

	First three months
	of fiscal
(in millions of €)	2011	2010	% Change
Research and development expenses	(935)	(822)	14%
as percentage of revenue	4.8%	4.7%	—
Marketing, selling and general administrative expenses	(2,763)	(2,543)	9%
as percentage of revenue	14.2%	14.7%	—
Other operating income	262	169	55%
Other operating expense	(367)	(56)	>200%
Income (loss) from investments accounted for using the equity method, net	130	115	13%
Interest income	581	517	12%
Interest expense	(450)	(466)	(3)%
Other financial income (expense), net	(71)	(14)	>200%
     Research and development (R&D) expenses increased to €935 million or 4.8% of revenue, from €822 million or 4.7% of revenue in the prior-year period, on increases in all Sectors. Marketing, selling and general administrative (SG&A) expenses rose to €2.763 billion from €2.543 billion. An increase in marketing and selling expenses in all Sectors was associated primarily with growth. General administrative expenses remained stable compared to the prior-year period. SG&A expenses declined as a percentage of revenue to 14.2% from 14.7% in the first quarter a year earlier.
     Other operating income increased to €262 million in the first quarter from €169 million in the same period a year earlier. The current period includes €64 million related to a settlement of legal and regulatory matters in connection with portfolio activities, as well as higher gains on real estate disposals at SRE. For comparison, the prior-year quarter included a €44 million gain related to the sale of our airfield solutions business. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Other operating expense was €367 million, compared to €56 million in the first quarter a year earlier. The current quarter included the goodwill impairment of €136 million related to Siemens IT Solutions and Services mentioned above, charges related to legal and regulatory matters, and impacts related to portfolio activities. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Income (loss) from investments accounted for using the equity method, net was €130 million, compared to €115 million in the first quarter a year earlier. Income related to our stake in Nokia Siemens Networks (NSN) was €18 million compared to a loss of €42 million in the prior-year period.
     Interest income increased to €581 million in the first quarter, from €517 million in the same period a year earlier, due primarily to a higher expected return on plan assets related to our pension plans. This in turn resulted primarily from an increase in pension plan assets as of September 30, 2010 compared to September 30, 2009. The increase in interest income also includes higher interest income relating to an increase in total liquidity compared to the prior-year period. Interest expense was €450 million, compared to €466 million in the prior-year quarter. The reduction in interest expense was due primarily to lower interest cost related to our pension plans.

     Other financial income (expense), net was a negative €71 million in the first quarter, compared to a negative €14 million in the same period a year earlier. The change was due mainly to higher expenses related to hedging activities not qualifying for hedge accounting. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.

	First three months
	of fiscal
(in millions of €)	2011	2010	% Change
Income from continuing operations before income taxes	2,582	2,194	18%
Income taxes	(795)	(668)	19%
as percentage of income from continuing operations before income taxes	31%	30%	—
Income from continuing operations	1,787	1,526	17%
Income (loss) from discontinued operations, net of income taxes	(34)	5	—
Net income	1,753	1,531	15%
Net income attributable to non-controlling interests	35	54	—
Net income attributable to shareholders of Siemens AG	1,718	1,477	16%
     Income from continuing operations before income taxes increased to €2.582 billion in the first quarter, compared to €2.194 billion in the same period a year earlier. The change year-over-year is due to the factors mentioned above, primarily including higher gross profit partly offset by an impairment of goodwill related to Siemens IT Solutions and Services. The effective tax rate was higher year-over-year, at 31%, due in part to the mostly non-tax-deductible goodwill impairment just mentioned. Income from continuing operations was €1.787 billion in the first quarter of fiscal 2011, up from €1.526 billion in the prior-year period.
     Discontinued operations primarily include former Com activities, comprising telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in the current quarter was a negative €34 million, compared to a positive €5 million in the first quarter a year earlier. The current period included a negative effect from legal and regulatory matters related to former Com activities. For additional information regarding discontinued operations, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Net income for Siemens in the first quarter increased to €1.753 billion compared to €1.531 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €1.718 billion, up from €1.477 billion in the first quarter of fiscal 2010.
Portfolio activities
     In November 2010, Siemens closed the acquisition of a non-controlling interest of 49% in A2SEA A/S, a supplier of installation services for the construction of offshore wind farms, reported within the Renewable Energy Division of the Energy Sector.
     During the first quarter of fiscal 2011 we resolved legal matters and transferred our 19.8% stake in GIG Holding GmbH, which owns all shares of Gigaset Communications GmbH, to ARQUES Industries AG.
     In December 2010, we announced an agreement to sell our 49% stake in Krauss-Maffei Wegmann GmbH & Co. KG (KMW), reported within Equity Investments, to the Wegmann Group. This transaction closed in January 2011, after the close of the first quarter. The first installment of the purchase price is included in cash flows from investing activities for the first quarter of the current fiscal year.
     Also in December 2010, Siemens and Atos signed an option agreement which grants Atos the right to acquire Siemens IT Solutions and Services. For further information, see “Segment information analysis.”
     In January 2011, we closed the sale of our electronics assembly systems business, reported within Centrally managed portfolio activities.
     Siemens completed certain other portfolio transactions during the first three months of fiscal 2011, which did not have a significant effect on our Interim Consolidated Financial Statements. For further information on acquisitions and dispositions, see “Notes to Condensed Interim Consolidated Financial Statements.”

Segment information analysis
Sectors
Industry

Sector	First three months
	of fiscal		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Profit	1,022	840	22%
Profit margin	11.2%	10.4%
New orders	10,083	8,249	22%	16%	7%	(1)%
Revenue	9,114	8,070	13%	7%	6%	0%

(1)	Excluding currency translation and portfolio effects.
     Industry delivered higher profit, revenue and orders compared to the first quarter a year ago, on continued strong execution in an improved market environment. Profit climbed to €1.022 billion, even after €149 million of the special employee remuneration allocation mentioned earlier. For comparison, profit of €840 million in the prior-year period benefited from a gain on the sale of the airfield solutions business at the Mobility Division as mentioned in “Results of Siemens.”
     Industry’s growth momentum was most evident in new orders. With increases at all Divisions and double-digit growth in all three reporting regions, new orders rose 22%, to €10.083 billion. Revenue rose 13%, to €9.114 billion, on increases in all three regions and at all Divisions except Industry Solutions. Within these increases, currency translation effects added 6 percentage points to revenue and 7 percentage points to orders. The Sector’s book-to-bill ratio was 1.11 and its order backlog increased to €29 billion at the end of the quarter.

Divisions	New orders
	First three months
	of fiscal				therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation	1,856	1,406	32%	24%	7%	1%
Drive Technologies	2,454	1,575	56%	48%	8%	0%
Building Technologies	1,833	1,611	14%	7%	7%	0%
OSRAM	1,284	1,130	14%	8%	8%	(3)%
Industry Solutions	1,286	1,233	4%	0%	6%	(2)%
Mobility	2,335	1,887	24%	19%	5%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	First three months
	of fiscal		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation	1,803	1,397	29%	20%	6%	2%
Drive Technologies	1,827	1,510	21%	15%	6%	0%
Building Technologies	1,779	1,560	14%	7%	7%	0%
OSRAM	1,284	1,130	14%	8%	8%	(3)%
Industry Solutions	1,364	1,437	(5)%	(8)%	5%	(3)%
Mobility	1,634	1,582	3%	(1)%	4%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	First three months			First three months
	of fiscal			of fiscal
(in millions of €)	2011	2010	% Change	2011	2010
Industry Automation	363	223	63%	20.2%	16.0%
Drive Technologies	229	153	50%	12.5%	10.1%
Building Technologies	117	93	25%	6.6%	6.0%
OSRAM	141	143	(2)%	11.0%	12.7%
Industry Solutions	48	68	(30)%	3.5%	4.8%
Mobility	116	152	(24)%	7.1%	9.6%
     First-quarter profit at Industry Automation was €363 million, up 63% year-over-year. Revenue growth drove high capacity utilization and also included a more favorable business mix compared to the prior-year quarter. Revenue and orders climbed 29% and 32%, respectively, on increases in all business units and in all regions. Emerging markets grew even faster than revenue and orders overall. Purchase price allocation (PPA) effects related to the fiscal 2007 acquisition of UGS Corp. were €35 million in the current period compared to €32 million a year earlier.
     Drive Technologies posted a 21% increase in revenue in the first quarter. Higher capacity utilization took profit up sharply year-over-year, to €229 million. Improved market conditions in the current quarter were particularly evident in new orders, which climbed 56% due in part to higher volume from large orders.
     Profit at Building Technologies rose to €117 million on a 14% increase in revenue. Orders also rose 14% compared to the prior-year period. Revenue and orders came in higher in all business units and all three reporting regions, including continued improvement in the low-voltage business. Emerging markets grew faster than revenue and orders overall.
     OSRAM kept profit near the high level of the prior-year period, at €141 million, while continuing to expand its production capacity and marketing and selling activities. First-quarter revenue rose 14% year-over-year on strong sales of LEDs and increases in all business units. Revenue climbed in all regions, led by the region Asia, Australia and emerging markets. The Division intends to continue investing in market expansion and production capacity in coming quarters.
     Profit and revenue at Industry Solutions came in lower in the first quarter compared to the prior-year period. The difference is due primarily to the Division’s metals technologies business, which posted lower revenue and profit in the current period due to low order intake in prior periods. In the current period orders in the metals technologies business helped lift orders for the Division overall.
     Mobility delivered €116 million in profit in the first quarter. For comparison, profit in the prior-year period included a gain on the sale of the Division’s airfield solutions business as mentioned before. Orders climbed 24%. A significantly higher volume from large orders in Europe, C.I.S., Africa, Middle East included a major order for high-speed trains in the U.K.

Energy

Sector	First three months
	of fiscal		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Profit	826	771	7%
Profit margin	13.0%	13.7%
New orders	8,759	6,918	27%	19%	7%	0%
Revenue	6,378	5,616	14%	7%	6%	0%

(1)	Excluding currency translation and portfolio effects.
     In strengthening global energy markets, the Energy Sector delivered double-digit increases in orders and revenue compared to the first quarter a year earlier, and profit rose 7%, to €826 million, driven by a strong earnings increase at Fossil Power Generation. Sector profit for the first quarter includes higher expenses for R&D, marketing and selling associated with growth, particularly at Renewable Energy. Energy was allocated €69 million of the special employee remuneration as part of the allocation mentioned earlier.
     Revenue rose 14% year-over-year, to €6.378 billion, on strong conversion of orders from the backlog. All Divisions contributed to the increase, and revenue also rose in all three regions. Orders for the first quarter climbed 27%, to €8.759 billion, with the strongest growth coming from Fossil Power Generation and Oil & Gas. For comparison, the prior-year quarter included significantly lower volume from large orders. Orders grew in all three regions, particularly in emerging markets in Asia, Australia. Currency translation effects accounted for 6 percentage points of revenue growth and 7 percentage points of order growth. The book-to-bill ratio in the current period was 1.37, and the Sector’s order backlog increased to €56 billion.

Divisions	New orders
	First three months
	of fiscal		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	3,916	2,040	92%	83%	9%	0%
Renewable Energy	945	1,576	(40)%	(45)%	5%	0%
Oil & Gas	1,394	1,030	35%	25%	9%	1%
Power Transmission	1,957	1,712	14%	8%	6%	0%
Power Distribution	802	727	10%	3%	7%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	First three months
	of fiscal		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	2,454	2,257	9%	4%	5%	0%
Renewable Energy	868	480	81%	74%	7%	0%
Oil & Gas	1,066	997	7%	0%	7%	0%
Power Transmission	1,428	1,319	8%	1%	7%	0%
Power Distribution	758	695	9%	2%	7%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	First three months			First three months
	of fiscal			of fiscal
(in millions of €)	2011	2010	% Change	2011	2010
Fossil Power Generation	473	383	24%	19.3%	17.0%
Renewable Energy	36	23	58%	4.2%	4.8%
Oil & Gas	108	118	(8)%	10.2%	11.8%
Power Transmission	134	158	(15)%	9.4%	12.0%
Power Distribution	76	91	(17)%	10.0%	13.0%
     Fossil Power Generation reached a new high in profit, at €473 million. The Division continued its strong project execution, and the revenue mix included conversion of high-margin component orders from the Sector’s backlog as well as positive effects related to project developments. Revenue rose 9% compared to the first quarter a year earlier, including strong growth in the Americas. The global market environment for fossil power generation showed continued signs of recovery. The Division recorded a higher volume from large orders compared to the prior-year period, all three regions reported strong growth, and orders more than doubled in emerging markets on a global basis. As a result, first-quarter orders for the Division came in at €3.916 billion, well above the prior-year level.
     Renewable Energy posted a strong rise in revenue, to €868 million, on conversion of large orders from prior periods. This helped lift first-quarter profit above the prior-year level despite significantly higher expenses for R&D, marketing and selling associated with expansion of its wind business and integration of its solar thermal business, which are expected to continue to hold back profitability in the coming quarter. Orders came in above revenue, but well below the prior-year quarter which included a higher volume from large orders. During the quarter, Renewable Energy closed the acquisition of a stake in A2SEA A/S, a supplier of offshore wind-farm installation services.
     Oil & Gas contributed €108 million to Sector profit in the first quarter. Orders climbed 35% compared to the first quarter a year earlier, due in part to higher volume from large orders, and revenue rose 7%. Both revenue and orders grew in all three regions.
     Orders at Power Transmission rose 14% and revenue increased 8% compared to the first quarter a year ago, led by the transformers business. Profit of €134 million was held back by higher marketing and selling expenses associated with growth and by pricing pressure. The Division expects negative impacts on profit in coming quarters related to optimizing its global footprint.
     As its markets continued to stabilize, Power Distribution generated 10% order growth and 9% revenue growth compared to the first quarter a year earlier. All three regions contributed to the order increase, while revenue growth came from the regions Europe, C.I.S., Africa, Middle East and Asia, Australia. Profit of €76 million was also held back by higher expenses year-over-year for marketing, selling and expanding activities related to new technologies such as smart grids. These activities are expected to intensify in coming quarters.

Healthcare

Sector	First three months
	of fiscal		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Profit	381	499	(24)%
Profit margin	12.2%	17.6%
New orders	3,168	2,869	10%	2%	8%	0%
Revenue	3,135	2,831	11%	3%	8%	0%

(1)	Excluding currency translation and portfolio effects.
     Effective with the first quarter of fiscal 2011, financial disclosure for the Healthcare Sector follows its new organizational structure. The new alignment achieves greater integration of the Sectors’ businesses, and also unifies sales and service in one Sector-wide organization. The audiology business unit is now managed at the Sector level.
     First-quarter profit for Healthcare declined to €381 million, due in part to higher functional costs compared to the prior-year period. The Sector’s portion of the special employee remuneration allocation mentioned earlier was €43 million. Imaging & Therapy Systems took €32 million in charges stemming from increased cost estimates for completing particle therapy contracts, and the Sector built up a reserve of €19 million related to a customer loan and receivables in the audiology business. In addition, profit at Diagnostics came in lower year- over-year, at €78 million compared to €115 million, due in part to a less favorable business mix. PPA effects related to past acquisitions at Diagnostics were €44 million in the first quarter. A year earlier, Diagnostics re-corded €41 million in PPA effects.
     Revenue and orders for Healthcare rose 11% and 10%, respectively, compared to the first quarter a year earlier, led by double-digit growth in the regions Asia, Australia and the Americas. In addition to organic growth, volume for Healthcare overall benefited from currency translation effects amounting to 8 percentage points for revenue and 8 percentage points for orders. The Healthcare Sector’s book-to-bill ratio was slightly above 1 for the quarter, and its order backlog was €7 billion. Diagnostics posted revenue of €916 million and orders of €926 million, compared to €830 million and €832 million in the prior-year quarter, respectively, and showed nearly the same development as the Sector with regard to regional growth and currency translation effects.

Equity Investments
     Equity Investments recorded a profit of €85 million, compared to €76 million in the prior-year period. The result related to Siemens’ share in Nokia Siemens Networks B.V. (NSN) was equity income of €18 million, compared to a loss of €42 million in the first quarter a year earlier. NSN reported to Siemens that it took restructuring charges and integration costs totaling €29 million, compared to €90 million in the prior-year period.
     In December 2010, Siemens and Nokia Corporation each converted €266 million in NSN shareholder loans including deferred interest into preferred shares. The conversion, which does not have an impact on our cash flow, resulted in an increase of €266 million in our investment in NSN and does not result in a shift in the existing shareholding ratios between Siemens and Nokia Corporation.
     For information on portfolio measures taken in Equity Investments see “Portfolio activities.”
     Profit from Equity Investments is expected to be volatile in coming quarters.
Cross-Sector Businesses
Siemens IT Solutions and Services

	First three months
	of fiscal		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Profit	(129)	17	—
Profit margin	(13.4)%	1.7%
New orders	824	1,143	(28)%	(22)%	3%	(9)%
Revenue	958	1,029	(7)%	(7)%	4%	(3)%

(1)	Excluding currency translation and portfolio effects.
     Siemens IT Solutions and Services posted a loss of €129 million in the first quarter, due to a goodwill impairment of €136 million taken in connection with the above-mentioned option agreement for Atos Origin S.A. (Atos) to acquire the business. More information on this transaction is provided below. For further information on the goodwill impairment see “Notes to Condensed Consolidated Interim Financial Statements.” Both revenue and orders declined year-over-year in highly competitive markets. At the beginning of fiscal 2011, Siemens IT Solutions and Services’ software development solutions for the telecommunication industry were transferred to Centrally managed portfolio activities.
     During the first quarter, Siemens and Atos signed an option agreement which grants Atos the right to acquire Siemens IT Solutions and Services in exchange for 12.5 million newly issued shares in Atos with a five-year lock-up commitment, a five-year convertible bond of €250 million and a cash payment of €186 million with a total value of €850 million at the time of announcement. The final value of the consideration will depend on the price of Atos shares and the bond value at closing. Furthermore, Siemens will provide extensive support in order to foster the company’s business success including, among others, up to €250 million to the integration and training costs and further protections and guarantees. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which Atos would provide managed services and systems integration to Siemens. It is expected that Atos will exercise the option and sign the related agreements in the second quarter of fiscal 2011. Pending certain closing conditions, including receipt of the necessary approvals from regulatory authorities and governing bodies of Atos, closing of the transaction is expected in the fourth quarter of fiscal 2011.
     Siemens expects the transaction and related activities to have a substantial negative earnings impact primarily in the first half of fiscal 2011, within a mid- to high-triple-digit million euro range, depending, beyond others, on the final value of the consideration at closing. In particular this negative earnings impact will consist of impairments, including the above-mentioned goodwill impairment of €136 million booked in the current quarter. In addition, and as previously disclosed, Siemens expects further substantial charges in fiscal 2011 related to establishing Siemens IT Solutions and Services as a separate legal entity, including for carve-out activities. Of these charges, including Siemens IT Solutions and Services’ share of the allocated special employee remuneration, €75 million were presented within Corporate items in the current quarter. Following signing, Siemens will again assess whether to present Siemens IT Solutions and Services as an asset held for disposal and as discontinued operations.

Financial Services (SFS)

	First three months
	of fiscal
(in millions of €)	2011	2010	% Change
Profit	102	99	3%

	Dec. 31,	Sept. 30,
	2010	2010

Total assets	12,597	12,506	1%
     Financial Services (SFS) delivered €102 million in profit (defined as income before income taxes), up from €99 million a year earlier. The commercial finance business recorded higher interest results, and benefited from a decline in defaults compared to the prior-year quarter. The equity business also made a significant earnings contribution, even though its results came in below the high level recorded a year earlier. Total assets increased slightly, to €12.597 billion.
     In December 2010, Siemens received authorization from Germany’s Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) to engage in banking operations. The Siemens Bank GmbH will support sales at the company’s three Sectors — Industry, Energy and Healthcare — by expanding, with loans and guarantees, the product portfolio of Siemens’ financial services unit in the area of sales financing, in particular. Through wholesale deposit banking activities the bank will also increase the flexibility of Siemens’ internal financing operations and further improve risk management.
Reconciliation to Consolidated Financial Statements
     Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, SRE and various categories of items which are not allocated to the Sectors and Cross-Sector Businesses because Management has determined that such items are not indicative of the Sectors’ and Cross-Sector Businesses’ respective performance.
Centrally managed portfolio activities
     Centrally managed portfolio activities posted a loss of €2 million in the first quarter compared to a loss of €15 million in the prior-year period. The difference is due mainly to electronics assembly systems, which contributed a net positive result of €6 million. The remaining difference is due to net expenses related to divested businesses in both periods. Effective with the beginning of fiscal 2011, software development solutions for the telecommunication industry were transferred from Siemens IT Solutions and Services to Centrally managed portfolio activities.
Siemens Real Estate
     Income before income taxes at Siemens Real Estate (SRE) was €97 million in the first quarter, compared to €60 million in the same period a year earlier. The change includes significantly higher net gains related to sales of real estate. During the current quarter, assets with a book value of €350 million were transferred to SRE as part of Siemens’ program to bundle its real estate assets into SRE and to implement further measures to increase the efficiency of these assets. SRE expects to incur costs associated with the program in coming quarters, and to continue with real estate disposals depending on market conditions.
Corporate items and pensions
     Corporate items and pensions totaled a positive €231 million in the first quarter compared to a negative €142 million in the same period a year earlier. The difference was due primarily to Corporate items, which were a positive €202 million compared to a negative €82 million in the first quarter of fiscal 2010. The current quarter benefited from management’s allocation of a substantial part of personnel-related costs which were accrued in the fourth quarter of fiscal 2010, including the €310 million in special employee remuneration discussed earlier. Within this part is the €261 million that was allocated to the Sectors as mentioned earlier.

     The current period includes costs of €75 million related to establishing Siemens IT Solutions and Services as a separate legal entity, including for carve-out activities, as well as Siemens IT Solutions and Services’ share of the allocated special employee remuneration mentioned earlier. Profit of the current period also includes a net charge related to legal and regulatory matters. The prior-year period included expenses associated with streamlining IT costs for Siemens as a whole. Centrally carried pension expenses totaled a positive €29 million in the first quarter, compared to a negative €60 million in the prior-year period. The change is due primarily to a positive effect resulting from lower interest costs and a higher expected return on plan assets.
     Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items are allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation. Central infrastructure costs allocated for the complete fiscal year 2010 amounted to €585 million. Costs to be allocated for the complete fiscal year 2011 amount to €531 million.
Eliminations, Corporate Treasury and other reconciling items
     Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €32 million in the first quarter compared to a negative €11 million in the same period a year earlier. The primary factor in the change were Corporate Treasury activities. Due mainly to an increase in interest rates during the first quarter, income at Corporate Treasury declined on changes in the fair market value of interest rate derivatives used for interest rate management. This was partly offset by higher interest income relating to an increase in total liquidity compared to the prior-year period.

Reconciliation to adjusted EBITDA (continuing operations)
The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to adjusted EBITDA.
We report adjusted EBIT and adjusted EBITDA as a performance measure. The closest comparable GAAP figure under IFRS is Net income as reported in our “Consolidated Statements of Income.”
For further information regarding adjusted EBIT and adjusted EBITDA, please refer to the end of this Interim group management report.
For the first three months of fiscal 2011 and 2010 ended December 31, 2010 and 2009 (in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		Adjusted				and equipment		Adjusted		Adjusted
	Profit(1)(2)		method, net(3)		(expense), net(4)		EBIT(5)		Amortization(6)		and goodwill(7)		EBITDA		EBITDA margin
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Sectors and Divisions
Industry Sector	1,022	840	9	1	(4)	(5)	1,017	845	91	85	159	153	1,267	1,083	13.9%	13.4%
Industry Automation	363	223	—	(1)	—	—	363	224	46	43	22	20	432	287
Drive Technologies	229	153	—	(1)	—	(1)	228	154	11	11	36	34	276	200
Building Technologies	117	93	2	1	—	—	115	92	20	18	20	22	155	132
OSRAM	141	143	6	1	—	—	136	143	4	5	56	52	196	200
Industry Solutions	48	68	1	1	(1)	(3)	48	70	7	6	13	14	68	90
Mobility	116	152	—	—	(3)	(2)	120	154	3	3	11	10	133	167
Energy Sector	826	771	8	15	(4)	(6)	822	762	22	21	91	75	935	858	14.7%	15.3%
Fossil Power Generation	473	383	3	(4)	(3)	(4)	473	392	4	3	29	25	505	420
Renewable Energy	36	23	(6)	10	3	(1)	40	14	6	5	17	10	63	29
Oil & Gas	108	118	—	—	(1)	—	109	118	7	7	14	13	130	138
Power Transmission	134	158	11	8	(2)	1	125	149	3	3	23	18	151	169
Power Distribution	76	91	—	—	(1)	(1)	76	92	3	3	8	8	87	102
Healthcare Sector	381	499	1	8	2	3	378	488	81	67	82	83	541	638	17.3%	22.5%
therein: Diagnostics	78	115	—	—	3	2	75	113	49	43	56	57	180	213

Total Sectors	2,229	2,109	17	23	(6)	(9)	2,217	2,095	194	174	332	311	2,743	2,579

Equity Investments	85	76	72	61	7	11	5	3	—	—	—	—	5	3
Cross-Sector Businesses
Siemens IT Solutions and Services	(129)	17	4	5	—	—	(132)	12	11	10	160	23	39	45
Financial Services (SFS)	102	99	26	22	73	68	3	9	2	1	77	76	82	86
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(2)	(15)	—	—	—	1	(2)	(15)	1	—	2	1	1	(14)
Siemens Real Estate (SRE)	97	60	—	—	(15)	(12)	113	72	—	—	65	49	179	121
Corporate items and pensions	231	(142)	—	—	17	(38)	214	(104)	3	4	11	13	228	(88)
Eliminations, Corporate Treasury and other reconciling items	(32)	(11)	10	3	(16)	17	(26)	(31)	—	—	(13)	(15)	(39)	(46)

Siemens	2,582	2,194	130	115	60	37	2,392	2,041	212	189	634	457	3,238	2,687

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

(3)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(4)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(5)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(6)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(7)	Depreciation and impairments of property, plant and equipment net of reversals. Includes impairments of goodwill of €136 in the current period and €- in the prior-year period, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

Liquidity, capital resources and requirements
Cash flow — First quarter of fiscal 2011 compared to first quarter of fiscal 2010
     The following discussion presents an analysis of our cash flows for the first three months of fiscal 2011 and 2010 for both continuing and discontinued operations.
     We report Free cash flow as a supplemental liquidity measure, which is defined as Net cash provided by (used in) operating activities less cash used for Additions to intangible assets and property, plant and equipment. We believe that the presentation of Free cash flow provides useful information to investors because it gives an indication of the long-term cash-generating ability of our business and our ability to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about the usefulness and limitations of this measure please refer to the last page of this Interim group management report.

						Continuing and
Free cash flow		Continuing operations		Discontinued operations		discontinued operations
		First three months of fiscal,
(in millions of €)		2011	2010	2011	2010	2011	2010
Net cash provided by (used in):(1)
Operating activities	A	1,388	1,121	20	(28)	1,408	1,093
Investing activities		(171)	(478)	—	(24)	(171)	(502)
Herein: Additions to intangible assets and property, plant and equipment	B	(480)	(396)	—	—	(480)	(396)
Free cash flow(1)(2)	A+B	908	725	20	(28)	928	697

(1)	For information regarding Net cash provided by (used in) financing activities please refer to the discussion below.

(2)	The closest comparable financial measure of Free cash flow under IFRS is Net cash provided by (used in) operating activities. Net cash provided by (used in) operating activities from continuing operations as well as from continuing and discontinued operations is reported in our “Consolidated Statements of Cash Flow.” Additions to intangible assets and property, plant and equipment from continuing operations is reconciled to the figures as reported in the “Consolidated Statements of Cash Flow” in the “Notes to Condensed Interim Consolidated Financial Statements.” Other companies that report Free cash flow may define and calculate this measure differently.
     Operating activities provided net cash of €1.408 billion in the first three months of fiscal 2011, compared to net cash provided of €1.093 billion in the prior-year period. These results include both continuing and discontinued operations. Within the total, continuing operations provided net cash of €1.388 billion, compared to net cash provided of €1.121 billion in the same period a year earlier. The increase in cash flow from operating activities was due mainly to broad-based growth and our bottom-line performance, reflected by an increase in Income from continuing operations supported by profit growth in the Industry and Energy Sectors. This was partly offset by higher payments for income taxes and a negative effect from changes in net working capital. Within these negative changes, a lower reduction of trade payables, especially at the Energy Sector, was more than compensated by growth driven increases of assets, including an increase in trade receivables and other receivables compared to a decrease in the prior-year period, primarily in the Industry Sector, and a higher build-up of inventories in the Sectors. Increased billings in excess of costs were offset by higher employee renumeration. The current period included lower cash outflows related to staff reduction measures than in the prior-year period.
     Discontinued operations improved to net cash provided of €20 million in the first three months of fiscal 2011, compared to net cash used of €28 million in the prior-year period. These cash flows relate primarily to former Com activities.
     Investing activities in continuing and discontinued operations used net cash of €171 million in the first quarter, compared to net cash used of €502 million in the prior-year period. Net cash used in investing activities for continuing operations also amounted to €171 million in the first three months of fiscal 2011 compared to €478 million in the prior-year period. Within continuing operations, cash outflows for Acquisitions, net of cash acquired, of €128 million relate primarily to acquisitions of entities within the Industry Sector. For comparison, the prior-year period included cash outflows of €0.3 billion for the acquisition of Solel Solar Systems, a solar thermal power technology company.

Purchases of investments include primarily cash outflows relating to the build-up of our solar thermal business and the first installment payment for our equity investment in A2SEA A/S, a supplier of offshore wind park installation services. Proceeds from sales of investments, intangibles and property, plant and equipment provided net cash of €567 million including proceeds from real estate disposals at SRE of €243 million and proceeds of €313 million from the sale of investments. The latter includes a first installment payment for the announced sale of our 49% minority stake in Krauss-Maffei Wegmann GmbH & Co. KG.
     We recorded no cash flows for investing activities in discontinued operations in the first quarter of fiscal 2011. A year earlier, we used net cash of €24 million in the first quarter primarily for former Com activities.
     Free cash flow from continuing and discontinued operations amounted to a positive €928 million in the first quarter of fiscal 2011 compared to a positive €697 million in the prior-year period. Total Free cash flow from continuing operations amounted to a positive €908 million, compared to a positive €725 million a year earlier. The change year-over-year was due primarily to the increase in net cash provided by operating activities as discussed above. Cash used for Additions to intangible assets and property, plant and equipment increased from €396 million in the prior-year quarter to €480 million in the first three months of fiscal 2011, primarily due to increased capital expenditures in the Industry Sector.
     On a sequential basis Free cash flow during fiscal 2010 and the first quarter of fiscal 2011 was as follows:

     Financing activities from continuing and discontinued operations provided net cash of €231 million in the first quarter, compared to €342 million of net cash used in the prior-year period. The current quarter included cash inflows of €151 million related to a long-term U.S.$200 million bank loan. In the first quarter of fiscal 2011 we recorded cash inflows in Change in short-term debt and other financing activities of €206 million compared to cash outflows of €187 million in the prior-year quarter, which included the repayment of commercial paper. Both periods included cash inflows from the settlement of financial derivatives used to hedge currency exposure in our financing activities.
Capital resources and requirements
     Our capital resources consist of a variety of short- and long-term financial instruments including, but not limited to loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as Cash and cash equivalents, future cash flows from operating activities and current Available-for-sale financial assets.
     Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating, Corporate Treasury and SFS financing activities, dividend payments, pension plan funding, portfolio activities and cash outflows in connection with restructuring measures.
     Siemens defines Net debt as total debt less total liquidity. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with investors, analysts and rating agencies, and accordingly we believe that the presentation of Net debt is useful for those concerned. Net debt should not, however, be considered in isolation or as an alternative to short-term debt and long-term debt as presented in accordance with IFRS.
     A key consideration for us is maintenance of ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligation over time, including the possibility of using equity derivatives or forward purchases to repurchase Siemens capital stock.

As an indicator for optimizing our capital structure, we use the ratio of Adjusted industrial net debt to Adjusted EBITDA, With the beginning of fiscal 2011 we advanced the definition of this ratio and present prior-year information on a comparable basis.
     For further information on our capital resources and requirements as well as on our capital structure see “Financial position — Capital resources and requirements,” “Financial position — Capital Structure” and “Notes to Consolidated Financial Statements” in our Annual Report for fiscal 2010. For further information about the usefulness and limitations of Net debt and relating to the ratio of Adjusted industrial net debt to Adjusted EBITDA and its advanced definition please refer to “Additional information for supplemental financial measures” in our Annual Report for fiscal 2010 and the last page of this Interim group management report.

	Dec. 31,	Sep. 30,
(in millions of €)	2010	2010
Short-term debt and current-maturities of long-term debt(1)	4,051	2,416
Plus: Long-term debt (1)	15,656	17,497
Less: Cash and cash equivalents	(15,662)	(14,108)
Less: Current Available-for-sale financial assets	(242)	(246)

Net debt(2)	3,803	5,560
Less: SFS Debt	(9,925)	(10,028)
Plus: Pension plans and similar commitments	7,234	8,464
Plus: Credit guarantees	608	597
Less: 50% nominal amount hybrid bond(3)	(886)	(886)
Less: Fair value hedge accounting adjustment(4)	(1,037)	(1,518)

Adjusted industrial net debt(5)	(204)	2,189

Adjusted EBITDA (continuing operations)	3,238	10,034

Adjusted industrial net debt / Adjusted EBITDA (continuing operations)(6)	(0.02)	0.22

(1)	Short-term debt and current-maturities of long term debt as well as Long-term debt included overall fair value hedge accounting adjustments of €1,037 million as of December 31, 2010 and €1,518 million as of September 30, 2010.

(2)	We typically need a considerable portion of our Cash and cash equivalents as well as current Available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of Net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time. Net debt comprises components as stated on the Consolidated Statements of Financial Position.

(3)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment follows the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(4)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid, which we believe is a more meaningful figure for the calculation presented above. For further information on fair value hedges see “Notes to Consolidated Financial Statements” in our Annual Report for fiscal 2010.

(5)	Due to rounding, numbers presented may not add up precisely to totals provided.

(6)	In order to calculate this ratio, Adjusted EBITDA (continuing operations) is annualized.
     The following discussion presents an analysis of changes in Adjusted industrial net debt in the first three months of fiscal 2011.
     Net debt was €3.803 billion as of December 31, 2010, compared to €5.560 billion as of September 30, 2010. Within Net debt, Short-term debt and current maturities of long-term debt increased by €1.635 billion compared to the end of the prior fiscal year, mainly due to the reclassification of €1.550 billion in 5.25% medium-term notes from Long-term debt to Short-term debt and current maturities of long-term debt. Long-term debt decreased by €1.841 billion compared to the end of the prior fiscal year, primarily due to the above- mentioned reclassification of medium-term notes and a lower fair value hedge accounting adjustment. For further information regarding the increase in Cash and cash equivalents please refer to “Cash flow — First quarter of fiscal 2011 compared to first quarter of fiscal 2010” above. The decrease in the liability for Pension plans and similar commitments reflects the improvement in funded status of our pension plans as of December 31, 2010 compared to the funded status at the end of fiscal 2010. For further information, refer to “Funding of pension plans and similar commitments” below.

Funding of pension plans and similar commitments
     Beginning with fiscal 2011, the figures presented below cover both principal and non-principal pension and other post-employment benefits provided by Siemens. The presentation of prior-year information has been adjusted to conform to the current-year presentation.
     At the end of the first quarter of fiscal 2011, the combined funded status of Siemens’ pension plans showed an underfunding of €6.1 billion, compared to an underfunding of €7.4 billion at the end of fiscal 2010. The improvement in funded status since September 30, 2010 is due to a decrease in Siemens’ defined benefit obligation (DBO), which was only partly offset by a negative actual return on plan assets. The DBO decreased due to an increase in the discount rate assumption as of December 31, 2010, partly offset by accrued service and interest costs. The actual return on plan assets of Siemens’ funded pension plans for the first quarter of fiscal 2011 amounted to a negative €428 million, compared to the expected return for the first three months of €379 million, which would have represented a 6.4% annual return. While equity investments yielded positive results in the first quarter, fixed-income investments performed negatively.
     The fair value of Siemens’ funded pension plans’ assets as of December 31, 2010, was €23.8 billion, compared to €24.1 billion on September 30, 2010. In the first quarter of fiscal 2011, employer contributions amounted to €288 million compared to €236 million in the prior-year period. Besides the negative actual return on plan assets, the decrease in plan assets was due to benefits paid during the three-months period, only partly offset by a positive impact from currency translation effects.
     The estimated DBO for Siemens’ pension plans amounted to €29.9 billion as of December 31, 2010, €1.6 billion lower than the DBO of €31.5 billion as of September 30, 2010. The difference is due to a significant increase in the discount rate assumption as of December 31, 2010, only partly offset by the net of service and interest cost less benefits paid during the three-months period and a negative impact from currency translation effects.
     The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans amounted to an underfunding of €0.8 billion, both at the end of the first quarter of fiscal 2011 and as of September 30, 2010.
     For more information on Siemens’ pension plans and similar commitments, see “Notes to Condensed Interim Consolidated Financial Statements.”
Report on risks and opportunities
     Within the scope of its entrepreneurial activities and the variety of its operations, Siemens encounters numerous risks and opportunities which could negatively or positively affect business development. For the early recognition and successful management of relevant risks and opportunities we employ a number of coordinated risk management and control systems. Risk management facilitates the sustainable protection of our future corporate success and is an integral part of all our decisions and business processes.
     In our Annual Report for fiscal 2010 we described certain risks which could have a material adverse effect on our financial condition, including effects on assets, liabilities and cash flows, and results of operations, certain opportunities as well as the design of our risk management system.
     During the first three months of fiscal 2011 we identified no further significant risks and opportunities besides those presented in our Annual Report for fiscal 2010 and in the sections of this Interim Report entitled “Overview of financial results for the first quarter of fiscal 2011 (Three months ended December 31, 2010),” “Segment information analysis,” and “Legal proceedings.” Additional risks not known to us or that we currently consider immaterial could also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of our business.

     For information concerning forward-looking statements and additional information, please also refer to the end of this Interim group management report.
Legal proceedings
     For information on legal proceedings, see “Notes to Condensed Interim Consolidated Financial Statements.”
Subsequent event
     In January 2011, Siemens AG announced its intent to increase its stake in its publicly traded Indian subsidiary Siemens Ltd. from currently about 55 percent to 75 percent. To this end, the Company will offer Siemens Ltd. shareholders INR 930 per share. In the case of full acceptance of the offer, the investment will total roughly €1 billion. Pending regulatory approval, the offer period is expected to begin on March 25, 2011 and end on April 13, 2011.
Outlook for fiscal 2011
     With continuing improvement in Siemens’ markets, we expect organic order intake to show a clear increase compared to fiscal 2010. Supported also by our already strong order backlog, we expect revenue to return to moderate organic growth. We further anticipate income from continuing operations to exceed reported fiscal 2010 results by at least 25% to 35%. This outlook excludes effects that may arise from legal and regulatory matters.
     New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors Profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see “Supplemental financial measures” and the related discussion in Siemens’ annual report on Form 20-F for fiscal 2010, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.
     This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining as a result of continued adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected.

Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, further deterioration in the capital markets, decline in the conditions for the credit business, continued uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the first three months of fiscal 2011 and 2010 ended December 31, 2010 and 2009
(in millions of €, per share amounts in €)

	Note	2011	2010
Revenue		19,489	17,352
Cost of goods sold and services rendered		(13,294)	(12,058)

Gross profit		6,195	5,294
Research and development expenses		(935)	(822)
Marketing, selling and general administrative expenses		(2,763)	(2,543)
Other operating income	3	262	169
Other operating expense	4	(367)	(56)
Income from investments accounted for using the equity method, net		130	115
Interest income	5	581	517
Interest expense	5	(450)	(466)
Other financial income (expense), net	5	(71)	(14)

Income from continuing operations before income taxes		2,582	2,194
Income taxes		(795)	(668)

Income from continuing operations		1,787	1,526
Income (loss) from discontinued operations, net of income taxes		(34)	5

Net income		1,753	1,531

Attributable to:
Non-controlling interests		35	54
Shareholders of Siemens AG		1,718	1,477
Basic earnings per share	13
Income from continuing operations		2.00	1.70
(Loss) from discontinued operations		(0.03)	—

Net income		1.97	1.70

Diluted earnings per share	13
Income from continuing operations		1.98	1.68
(Loss) from discontinued operations		(0.03)	—

Net income		1.95	1.68

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)
For the first three months of fiscal 2011 and 2010 ended December 31, 2010 and 2009
(in millions of €)

	2011	2010
Net income	1,753	1,531
Currency translation differences	377	237
Available-for-sale financial assets	15	13
Derivative financial instruments	(56)	(108)
Actuarial gains and losses on pension plans and similar commitments	797	(212)

Other comprehensive income, net of tax (1)	1,133	(70)

Total comprehensive income	2,886	1,461

Attributable to:
Non-controlling interests	50	58
Shareholders of Siemens AG	2,836	1,403

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €15 and €(4), respectively, for the three months ended December 31, 2010 and 2009.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2010 (unaudited) and September 30, 2010
(in millions of €)

	Note	12/31/10	9/30/10
ASSETS
Current assets
Cash and cash equivalents		15,662	14,108
Available-for-sale financial assets		242	246
Trade and other receivables		15,205	14,971
Other current financial assets		2,841	2,610
Inventories		15,844	14,950
Income tax receivables		794	790
Other current assets		1,385	1,258
Assets classified as held for disposal	2	913	715

Total current assets		52,886	49,648

Goodwill	6	16,019	15,763
Other intangible assets	7	4,913	4,969
Property, plant and equipment		11,815	11,748
Investments accounted for using the equity method		5,076	4,724
Other financial assets		10,065	11,296
Deferred tax assets		3,385	3,940
Other assets		780	739

Total assets		104,939	102,827

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt		4,051	2,416
Trade payables		7,572	7,880
Other current financial liabilities		1,836	1,401
Current provisions		5,322	5,138
Income tax payables		1,769	1,816
Other current liabilities		22,143	21,794
Liabilities associated with assets classified as held for disposal	2	149	146

Total current liabilities		42,842	40,591

Long-term debt		15,656	17,497
Pension plans and similar commitments	8	7,234	8,464
Deferred tax liabilities		661	577
Provisions		3,155	3,332
Other financial liabilities		969	990
Other liabilities		2,365	2,280

Total liabilities		72,882	73,731

Equity	9
Common stock, no par value (1)		2,743	2,743
Additional paid-in capital		5,899	5,986
Retained earnings		25,505	22,998
Other components of equity		313	(8)
Treasury shares, at cost (2)		(3,168)	(3,373)

Total equity attributable to shareholders of Siemens AG		31,292	28,346

Non-controlling interests		765	750

Total equity		32,057	29,096

Total liabilities and equity		104,939	102,827

(1)	Authorized: 1,111,513,421 and 1,111,513,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	41,672,315 and 44,366,416 shares, respectively.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the first three months of fiscal 2011 and 2010 ended December 31, 2010 and 2009
(in millions of €)

	2011	2010
Cash flows from operating activities
Net income	1,753	1,531
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	846	646
Income taxes	794	670
Interest (income) expense, net	(131)	(51)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(77)	(84)
(Gains) losses on sales of investments, net (1)	(9)	(14)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(1)	(1)
(Income) losses from investments (1)	(128)	(121)
Other non-cash (income) expenses	(51)	22
Change in current assets and liabilities
(Increase) decrease in inventories	(653)	(384)
(Increase) decrease in trade and other receivables	(196)	285
(Increase) decrease in other current assets (3)	(268)	(127)
Increase (decrease) in trade payables	(399)	(834)
Increase (decrease) in current provisions (2)	(95)	6
Increase (decrease) in other current liabilities (2) (3)	328	(152)
Change in other assets and liabilities (2) (3)	24	(146)
Additions to assets held for rental in operating leases	(114)	(91)
Income taxes paid	(408)	(229)
Dividends received	14	6
Interest received	179	161

Net cash provided by (used in) operating activities — continuing and discontinued operations	1,408	1,093
Net cash provided by (used in) operating activities — continuing operations	1,388	1,121
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(480)	(396)
Acquisitions, net of cash acquired	(128)	(417)
Purchases of investments (1)	(266)	(21)
Purchases of current available-for-sale financial assets	(1)	(9)
(Increase) decrease in receivables from financing activities	92	196
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	567	73
Proceeds and (payments) from disposals of businesses	38	49
Proceeds from sales of current available-for-sale financial assets	7	23

Net cash provided by (used in) investing activities — continuing and discontinued operations	(171)	(502)
Net cash provided by (used in) investing activities — continuing operations	(171)	(478)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock	81	—
Proceeds from issuance of long-term debt	113	—
Repayment of long-term debt (including current maturities of long-term debt)	(12)	—
Change in short-term debt and other financing activities	206	(187)
Interest paid	(139)	(131)
Dividends paid to non-controlling interest holders	(18)	(24)

Net cash provided by (used in) financing activities — continuing and discontinued operations	231	(342)
Net cash provided by (used in) financing activities — continuing operations	251	(394)
Effect of exchange rates on cash and cash equivalents	51	60
Net increase (decrease) in cash and cash equivalents	1,519	309
Cash and cash equivalents at beginning of period	14,227	10,204

Cash and cash equivalents at end of period	15,746	10,513
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	84	67

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	15,662	10,446

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

(2)	The current portion within provisions and accruals was reclassified. Prior-year amounts were adjusted to conform to the current-year presentation.

(3)	The first quarter of fiscal 2010 presentation of derivatives qualifying for cash flow hedge accounting was reclassified to conform to the current-year presentation.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the first three months of fiscal 2011 and 2010 ended December 31, 2010 and 2009
(in millions of €)

			Total comprehensive income
					Other components of equity
						Available-				Total equity
		Additional			Currency	for-sale	Derivative		Treasury	attributable
	Common	paid-in	Retained		translation	financial	financial		shares	to shareholders	Non-controlling	Total
	stock	capital	earnings		differences	assets	instruments	Total	at cost	of Siemens AG	interests	equity
Balance at October 1, 2009	2,743	5,946	22,646		(1,294)	76	161	21,589	(3,632)	26,646	641	27,287

Net income	—	—	1,477		—	—	—	1,477	—	1,477	54	1,531
Other comprehensive income, net of tax	—	—	(206	) (1)	226	13	(107)	(74)	—	(74)	4	(70	)(2)
Dividends	—	—	—		—	—	—	—	—	—	(48)	(48)
Issuance of common stock and share-based payment	—	(26)	(15)		—	—	—	(15)	—	(41)	—	(41)
Purchase of common stock	—	—	—		—	—	—	—	—	—	—	—
Re-issuance of treasury stock	—	—	—		—	—	—	—	63	63	—	63
Other changes in equity	—	—	—		—	—	—	—	—	—	—	—

Balance at December 31, 2009	2,743	5,920	23,902		(1,068)	89	54	22,977	(3,569)	28,071	651	28,722

Balance at October 1, 2010	2,743	5,986	22,998		(115)	95	12	22,990	(3,373)	28,346	750	29,096

Net income	—	—	1,718		—	—	—	1,718	—	1,718	35	1,753
Other comprehensive income, net of tax	—	—	797	(1)	361	15	(55)	1,118	—	1,118	15	1,133	(2)
Dividends	—	—	—		—	—	—	—	—	—	(27)	(27)
Issuance of common stock and share-based payment	—	(89)	(10)		—	—	—	(10)	—	(99)	—	(99)
Purchase of common stock	—	—	—		—	—	—	—	—	—	—	—
Re-issuance of treasury stock	—	2	—		—	—	—	—	205	207	—	207
Other changes in equity	—	—	2		—	—	—	2	—	2	(8)	(6)

Balance at December 31, 2010	2,743	5,899	25,505		246	110	(43)	25,818	(3,168)	31,292	765	32,057

(1)	Retained earnings includes actuarial gains and losses on pension plans and similar commitments of €797 and €(206), respectively, in the fiscal years ended December 31, 2010 and 2009.

(2)	In the three months ended December 31, 2010 and 2009, Other comprehensive income, net of tax, includes non-controlling interests of €— and €(6) relating to Actuarial gains and losses on pension plans and similar commitments, €16 and €11 relating to Currency translation differences, €— and €— relating to Available-for-sale financial assets and €(1) and €(1) relating to Derivative financial instruments.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended December 31, 2010 and 2009 (first quarter of fiscal 2011 and 2010) and as of September 30, 2010
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment		impairments(5)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	12/31/10	9/30/10	2011	2010	2011	2010	2011	2010
Sectors
Industry	10,083	8,249	8,836	7,816	278	255	9,114	8,070	1,022	840	10,626	10,014	645	635	195	118	250	238
Energy	8,759	6,918	6,320	5,533	58	83	6,378	5,616	826	771	1,155	805	645	541	90	89	113	96
Healthcare	3,168	2,869	3,117	2,821	18	10	3,135	2,831	381	499	12,005	11,952	238	293	55	76	163	150

Total Sectors	22,010	18,037	18,274	16,169	354	348	18,627	16,517	2,229	2,109	23,786	22,771	1,527	1,469	340	283	526	485
Equity Investments	—	—	—	—	—	—	—	—	85	76	3,274	3,319	—	7	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services (6)	824	1,143	748	806	211	223	958	1,029	(129)	17	177	(150)	(6)	(57)	34	13	35	33
Financial Services (SFS)	224	205	185	168	39	37	224	205	102	99	12,597	12,506	99	149	9	21	79	77
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	164	62	163	54	10	8	173	62	(2)	(15)	(652)	(574)	(39)	(46)	3	1	3	1
Siemens Real Estate (SRE)	516	434	68	78	450	356	518	434	97	60	4,814	5,067 (7)	(34)	(23)	83	69	66	49
Corporate items and pensions	100	100	52	76	37	27	88	103	231	(142)	(9,128)	(10,447)	(493)	(614)	11	11	14	16
Eliminations, Corporate Treasury and other reconciling items	(1,250)	(1,005)	—	—	(1,100)	(999)	(1,100)	(999)	(32)	(11)	70,072	70,335	(147)	(161)	(1)	(2)	(13)	(15)

Siemens	22,588	18,976	19,489	17,352	—	—	19,489	17,352	2,582	2,194	104,939	102,827	908	725	480	396	710	646

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets; since fiscal 2011, Total asstes of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

(6)	In December 2010, Siemens announced the proposed sale of Siemens IT Solutions and Services to Atos Origin.

(7)	As of September 30, 2010, Total assets of SRE amounts to €4,554 after netting of certain intercompany finance receivables with certain intercompany finance liabilities.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
NOTES
1. Basis of presentation
     The accompanying Condensed Interim Consolidated Financial Statements (Interim Consolidated Financial Statements) present the operations of Siemens AG and its subsidiaries (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.
     Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the fields of electronics and electrical engineering.
     Interim Consolidated Financial Statements—The accompanying Consolidated Statement of Financial Position as of December 31, 2010, the Consolidated Statements of Income for the three months ended December 31, 2010 and 2009, the Consolidated Statements of Comprehensive Income for the three months ended December 31, 2010 and 2009, the Consolidated Statements of Cash Flow for the three months ended December 31, 2010 and 2009, the Consolidated Statements of Changes in Equity for the three months ended December 31, 2010 and 2009 and the explanatory Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These Interim Consolidated Financial Statements are condensed and prepared in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and shall be read in connection with Siemens’ Annual IFRS Consolidated Financial Statements as of September 30, 2010. The interim financial statements apply the same accounting principles and practices as those used in the 2010 annual financial statements. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three months ended December 31, 2010, are not necessarily indicative of future results. The Interim Consolidated Financial Statements were authorized for issue by the Managing Board on January 28, 2011.
     Financial statement presentation—Information disclosed in the Notes relates to Siemens unless stated otherwise.
     Basis of consolidation—The Interim Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries, which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPEs) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. To determine when the Company should consolidate based on substance, Siemens considers the circumstances listed in SIC-12.10 as additional indicators regarding a relationship in which Siemens controls an SPE. Siemens looks at these SIC-12.10 circumstances as indicators and always privileges an analysis of individual facts and circumstances on a case-by-case basis. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20 percent to 50 percent of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also accounted for under the equity method.
     Business combinations—Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed in the period incurred. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Uniform accounting policies are applied. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. After initial recognition, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are re-measured to fair value.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Income taxes—In interim periods, tax expense is based on the current estimated annual effective tax rate of Siemens.
     Reclassification—The presentation of certain prior-year information has been reclassified to conform to the current year presentation.
     Recent accounting pronouncements, not yet adopted—In October 2010, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures, which enhance the disclosure requirements, hence maintain the derecognition model of IAS 39. The amendments increase the disclosure requirements for transfers of financial assets where the transferor retains continuing involvement in the transferred asset; additional disclosures are required if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The amendment is applicable for annual reporting periods beginning on or after July 1, 2011; early adoption is permitted. The Company expects no material impact on the Company’s Consolidated Financial Statements as a result of adopting the amendment.
The IASB issued various other pronouncements, which do not have a material impact on Siemens’ Consolidated Financial Statements.
2. Acquisitions, dispositions and discontinued operations
     a) Acquisitions
     At the beginning of November 2009, Siemens completed the acquisition of 100 percent of Solel Solar Systems Ltd. (Solel), a solar thermal power technology company. The purchase price allocation (PPA) for the Solel acquisition has been completed during the quarter ended December 31, 2010 resulting in Goodwill of €193 based on the final PPA. The provisional numbers for the fair value measurement of intangible assets and for the purchase price have been confirmed. For further information on Solel, see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2010.
     b) Dispositions and discontinued operations
For further information on disposals prior to fiscal 2011 see also Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2010.
     ba) Dispositions not qualifying for discontinued operations: closed transactions
     In December 2010 Siemens completed the transfer of its 19.8 percent stake in GIG Holding GmbH (owner of all shares of Gigaset Communications GmbH) to ARQUES Industries AG.
     At the end of December 2009, Siemens sold its 25 percent minority stake in Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA. The investment was accounted for using the equity method at the Healthcare Sector. The sale proceeds include a cash component, a vendor loan component and an option component, which is dependent on the share-price performance of the Drägerwerk AG & Co. KGaA.
     Regarding the disposition of the Airfield Solutions Business of the Industry Sector in November 2009, see Note 3.
     bb) Dispositions not qualifying for discontinued operations: held for disposal
     The Consolidated Statement of Financial Position as of December 31, 2010, includes €913 of assets and €149 of liabilities classified as held for disposal, which primarily relate to Electronics Assembly Systems (EA) reported in Centrally managed portfolio activities (the transaction closed in January 2011), Areva NP S.A.S. held by the Energy Sector, Siemens Financial Services K.K. held by SFS, and to the 49 percent interest in Krauss-Maffei Wegmann GmbH & Co. KG (KMW) included in Equity Investments. The contract for the sale of KMW

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
was signed in December 2010; the transaction closed in January 2011. The first installment of the purchase price, received in the first quarter of fiscal 2011, is included in cash flows from investing activities.
     bc) Dispositions not qualifying for discontinued operations: other
     For information on the announcement in December 2010 regarding an option agreement related to selling Siemens IT Solutions and Services see Note 14.
     bd) Discontinued operations—Former Segment Communications (Com) — discontinued operations
     Net results of discontinued operations presented in the Consolidated Statements of Income in the three months ended December 31, 2010 and 2009 of €(34) (thereof €2 income tax) and €5 (thereof €(2) income tax), respectively, relate mainly to former Com activities and, for the first quarter of fiscal 2011, include settlements of claims. For information on the disposal of the former operating segment Communications (Com) see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2010.
3. Other operating income

	Three months ended
	December 31,
	2010	2009
Gains on disposals of businesses	4	46
Gains on sales of property, plant and equipment and intangibles	100	35
Other	158	88

	262	169

     Gains on sales of property, plant and equipment and intangibles in the three months ended December 31, 2010 includes higher gains on real estate disposals at SRE. In the three months ended December 31, 2010, Other includes €64 income related to a settlement of legal and regulatory matters in connection with portfolio activities. Gains on disposals of businesses, in the three months ended December 31, 2009 includes €44 gain at Siemens group level related to the sale of our Airfield Solutions Business.
4. Other operating expense

	Three months ended
	December 31,
	2010	2009
Impairment of goodwill	(136)	—
Losses on disposals of businesses and on sales of property, plant and equipment and intangibles	(27)	(1)
Other	(204)	(55)

	(367)	(56)

     Impairment of goodwill relates to Siemens IT Solutions and Services, see Note 6 for further information. Other in the three months ended December 31, 2010 includes charges related to legal and regulatory matters.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
5. Interest income, interest expense and other financial income (expense), net

	Three months ended
	December 31,
	2010	2009
Pension related interest income	379	341
Interest income, other than pension	202	176

Interest income	581	517

Pension related interest expense	(342)	(359)
Interest expense, other than pension	(108)	(107)

Interest expense	(450)	(466)

Income (expense) from available-for-sale financial assets, net	3	21
Miscellaneous financial income (expense), net	(74)	(35)

Other financial income (expense), net	(71)	(14)

     The components of Income (expense) from pension plans and similar commitments, net were as follows:

	Three months ended
	December 31,
	2010	2009
Expected return on plan assets	379	341
Interest cost	(342)	(359)

Income (expense) from pension plans and similar commitments, net	37	(18)

     Total amounts of interest income and (expense), other than pension, were as follows:

	Three months ended
	December 31,
	2010	2009
Interest income, other than pension	202	176
Interest (expense), other than pension	(108)	(107)

Interest income (expense), net, other than pension	94	69

Thereof: Interest income (expense) of Operations, net	1	—
Thereof: Other interest income (expense), net	93	69
     Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.
     Interest income (expense) other than pension includes the following with respect to financial assets (financial liabilities) not at fair value through profit or loss:

	Three months ended
	December 31,
	2010	2009
Total interest income on financial assets	201	172
Total interest expense on financial liabilities(1)	(244)	(248)

(1)	Relating to hedged positions, herein only the interest expense on hedged items not at fair value through profit and loss is included, whereas Interest expense, other than pension also contains the offsetting effect on interest of the hedging instrument. The difference is due to the disparities of interest rate swap contracts further explained in Note 32 to the Company’s Consolidated Financial Statements as of September 30, 2010.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The components of Income (expense) from available-for-sale financial assets, net were as follows:

	Three months ended
	December 31,
	2010	2009
Gains on sales, net	3	11
Dividends received	5	9
Impairment	(5)	—
Other	—	1

Income (expense) from available-for-sale financial assets, net	3	21

     Miscellaneous financial income (expense), net, in the three months ended December 31, 2010 and 2009, primarily comprises gains and losses related to derivative financial instruments, interest income (expense) related to long-term liabilities and provisions of €148 and €(17), respectively, as well as expenses as a result of allowances and write-offs of finance receivables of €(8) and €(23), respectively. Included in interests from long-term liabilities and provisions is the change in the discount rate of asset retirement obligations for environmental clean up costs.
6. Goodwill

	December 31,	September 30,
	2010	2010
Sectors
Industry	5,388	5,196
Energy	2,538	2,507
Healthcare	7,991	7,826
Cross-Sector Businesses
Siemens IT Solutions and Services	—	132
Financial Services (SFS)	102	102

Siemens	16,019	15,763

     The net increase in goodwill of €256 during the three months ended December 31, 2010, is attributable to €285 positive foreign currency adjustments, €107 acquisitions and purchase accounting adjustments; which is offset by impairment charges of €136.
     In December 2010 Siemens and Atos Origin (Atos) signed an option agreement which grants Atos the right to acquire Siemens IT Solutions and Services. Based on revised expectations regarding the recoverable amount, the entering into the option agreement represents a triggering event for an impairment test. The Siemens IT Solutions and Services impairment test as of December 2010 is based on a comparison of the fair value less costs to sell with the carrying amount of Siemens IT Solutions and Services to be disposed. The fair market value is assumed to be represented by the consideration that Atos committed itself to pay for the transfer of Siemens IT Solutions and Services if and when the call option is exercised by Atos, less commitments entered into by Siemens. As a result, an impairment of €136 was recognized to reduce the carrying amount of goodwill, representing the entire goodwill of Siemens IT Solutions and Services.
7. Other intangible assets

	December 31,	September 30,
	2010	2010
Software and other internally generated intangible assets	3,142	3,068
Less: accumulated amortization	(1,938)	(1,876)

Software and other internally generated intangible assets, net	1,204	1,192

Patents, licenses and similar rights	7,129	7,008
Less: accumulated amortization	(3,420)	(3,231)

Patents, licenses and similar rights, net	3,709	3,777

Other intangible assets	4,913	4,969

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Amortization expense reported in Income from continuing operations before income taxes amounted to €212 and €189, for the three months ended December 31, 2010 and 2009, respectively.
8. Pension plans and similar commitments
     Beginning with fiscal 2011, figures presented cover both principal and non-principal pension and other post-employment benefits provided by Siemens. The presentation of prior-year information has been adjusted to conform to the current-year presentation.
     Service cost for pension plans and similar commitments are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, Selling and general administrative expenses) following the functional area of the corresponding profit and cost centers.
Pension benefits
Components of net periodic benefit cost

	Three months ended			Three months ended
	December 31, 2010			December 31, 2009
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	147	80	67	132	75	57
Interest cost	332	193	139	348	211	137
Expected return on plan assets	(379)	(222)	(157)	(341)	(210)	(131)
Amortization of past service cost (benefits)	(2)	—	(2)	13	—	13
Loss (gain) due to settlements and curtailments	(6)	—	(6)	1	—	1

Net periodic benefit cost	92	51	41	153	76	77

Germany	51	51		76	76
U.S.	28		28	33		33
U.K.	2		2	7		7
Other	11		11	37		37
Pension obligations and funded status
     At the end of the first three months of fiscal 2011, the combined funded status of Siemens’ pension plans states an underfunding of €6.1 billion, compared to an underfunding of €7.4 billion at the end of fiscal 2010.
     The weighted-average discount rate used to determine the estimated DBO of Siemens’ pension plans as of December 31, 2010 and September 30, 2010, is 4.8 percent and 4.2 percent, respectively.
     Contributions made by the Company to its pension plans during the three months ended December 31, 2010 and 2009, were €288 and €236, respectively.
Other post-employment benefits
     Net periodic benefit cost for other post-employment benefit plans for the three months ended December 31, 2010 and 2009, were €16 and €15, respectively.
     The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans amounted to €0.8 billion, both at the end of the first quarter of fiscal 2011 and as of September 30, 2010.
9. Shareholders’ equity
     Treasury Stock
     In the three months ended December 31, 2010, Siemens transferred a total of 2,694,101 of Treasury Stock in connection with share-based payment plans.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Changes after period-end
     At the Annual Shareholders’ Meeting on January 25, 2011, the Company’s shareholders passed resolutions with respect to the Company’s equity, approving and authorizing:
•	a dividend of €2.70 per share, representing €2.4 billion in dividend payments;

•	the Company to acquire Treasury stock of up to 10 percent of its capital stock existing at the date of the Shareholders’ resolution, which represents up to 91,420,342 Treasury shares or — if this value is lower — as of the date on which the authorization is exercised. The authorization becomes effective on March 1, 2011, and remains in force through January 24, 2016. The previous authorization, granted at the January 26, 2010 Shareholders’ Meeting terminates as of the effective date of the new authorization. The permitted use of treasury stock primarily remained unchanged. The authorization is supplemented by an authorization to repurchase up to 5 percent of its capital stock existing at the date of the Shareholders’ resolution by using equity derivatives or forward purchases (which represents up to 45,710,171 Treasury shares) with a maximum maturity term of 18 months; the repurchase of Treasury stock upon the exercise of the equity derivative or forward purchases shall be no later than January 24, 2016;

•	Authorized Capital 2011, replacing Authorized Capital 2006 which expired as of January 25, 2011. The Managing Board, with the approval of the Supervisory Board, is authorized to increase capital stock once or several times until January 24, 2016 by up to €90 (nominal) through the issuance of up to 30 million shares of no par value registered in the names of the holders against contributions in cash. Subscription rights of existing shareholders are excluded. The new shares shall be issued exclusively to employees of Siemens AG and its consolidated subsidiaries as final recipient. The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue;

•	Conditional Capital 2011 to service the issuance of bonds in an aggregate principal amount of up to €15,000 with conversion rights or with warrants attached or a combination thereof, entitling the holders to subscribe to up to 90 million shares of Siemens AG with no par value, representing up to €270 of capital stock. The bonds shall be issued for cash consideration. The authorization will expire on January 24, 2016.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Other Comprehensive Income
     The changes in other comprehensive income including non-controlling interests are as follows:

	Three months ended			Three months ended
	December 31, 2010			December 31, 2009
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
Unrealized holding gains (losses) on available-for-sale financial assets	13	1	14	18	(2)	16
Reclassification adjustments for (gains) losses included in net income	1	—	1	(4)	1	(3)

Net unrealized gains (losses) on available-for-sale financial assets	14	1	15	14	(1)	13
Unrealized gains (losses) on derivative financial instruments	(66)	27	(39)	(90)	27	(63)
Reclassification adjustments for (gains) losses included in net income	(24)	7	(17)	(66)	21	(45)

Net unrealized gains (losses) on derivative financial instruments	(90)	34	(56)	(156)	48	(108)
Foreign-currency translation differences	377	—	377	237	—	237
Actuarial gains and losses on pension plans and similar commitments	1,061	(264)	797	(316)	104	(212)

Other comprehensive income	1,362	(229)	1,133	(221)	151	(70)

     Actuarial gains and losses on pension plans and similar commitments in the three months ended December 31, 2010 primarily changed due to an adjustment of the discount rate and due to actual returns varying from expected returns.
10. Commitments and contingencies
     Guarantees and other commitments
     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	December 31,	September 30,
	2010	2010
Guarantees:
Credit guarantees	608	597
Guarantees of third-party performance	1,024	1,093
HERKULES obligations(1)	2,690	3,090
Other guarantees	3,195	3,216

	7,517	7,996

(1)	For additional information on the HERKULES obligations, see the Company’s Consolidated Financial Statements as of September 30, 2010.
11. Legal proceedings
     For information regarding investigations and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2010 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2010 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information—Risk factors” and “Item 4: Information on the Company—Legal proceedings.”
     Significant developments regarding investigations and other legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F are described below.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Public corruption proceedings
     Governmental and related proceedings
     On March 9, 2009, Siemens AG received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applied to contracts with the UN Secretariat and stemmed from Siemens AG’s guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. On December 22, 2009, Siemens AG filed a request to lift the existing suspension. On January 14, 2011, Siemens was informed that the Vendor Review Committee of the UNPD had recommended that the existing suspension be lifted and that Siemens AG be invited to re-register with the UNPD.
     As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. GPIC’s investigation is focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving — among others — former board members and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. Both investigations may have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and may affect the future business activities of Siemens in Greece. In January 2011, the GPIC stated in a letter to Siemens that the alleged damage suffered by the Greek state amounts to at least €2 billion. Siemens responded to the GPIC rejecting this allegation. According to publicly available information, on January 24, 2011 the GPIC issued a report. To date, Siemens has not been provided with an official copy of the GPIC report. Also on January 24, 2011, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. Siemens intends to defend itself vigorously against these allegations.
     As previously reported, the Nigerian Economic and Financial Crimes Commission (EFCC) was conducting an investigation into alleged illegal payments by Siemens to Nigerian public officials between 2002 and 2005. In October 2010, the EFCC filed charges with the Federal High Court in Abuja and the High Court of the Federal Capital Territory against — among others — Siemens Ltd. Nigeria (Siemens Nigeria), Siemens AG and former board members of Siemens Nigeria. On November 22, 2010, the Nigerian Government and Siemens Nigeria entered into an out of court settlement, obligating Siemens Nigeria to make a payment in the mid double-digit Euro million range to Nigeria in exchange for the Nigerian Government withdrawing these criminal charges and refraining from the initiation of any criminal, civil or other actions — such as a debarment — against Siemens Nigeria, Siemens AG, and Siemens employees.
     The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.
     Civil litigation
     As previously reported, Siemens has been approached by a competitor to discuss claims it believes it has against the Company. The alleged claims relate to allegedly improper payments by the Company in connection with the procurement of public and private contracts. Siemens and the competitor continue to be engaged in discussions.
     Antitrust proceedings
     As previously reported, in April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6 and was paid by the Company in 2007. The fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5. The European Court of First Instance has not yet issued a decision. In addition to the proceedings mentioned in this document, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens. The decision is still appealable by the New Zealand authorities.
     In January 2010, the European Commission launched an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the USA including, among others, Siemens AG. In April 2010, authorities in Korea and Mexico informed the Company that similar proceedings had been initiated. Siemens AG is cooperating with the authorities. On June 1, 2010, the New Zealand Commerce Commission notified Siemens AG that their investigation had been closed. On September 13, 2010, the European Commission notified Siemens AG that their investigation had been closed. On November 17, 2010, the Korean antitrust authority notified Siemens AG that their investigation had been closed.
     On November 16, 2010, the Greek Competition Authority searched the premises of Siemens S.A. in Athens, in response to allegations of anti-competitive practices in the field of telecommunication and security. Siemens is cooperating with the authority.
     On December 15, 2010, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi in Istanbul, in response to allegations of anti-competitive agreements. Siemens is cooperating with the authority.
     Other proceedings
     In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroclaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director were accused of having manipulated the tender procedure. In October 2010, the investigation was closed.
     For certain legal proceedings information required under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.
     In addition to the investigations and legal proceedings described in Siemens’ Annual Report as well as in its’ Form 20-F and as updated above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described in its Annual Report as well as in its Form 20-F and as updated above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens’ business, results of operations and financial condition for any reporting period in which an adverse decision is rendered. However, Siemens currently does not expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this paragraph.
12. Share-based payment
     Share-based payment plans at Siemens are predominantly designed as equity-settled plans and to a certain extent as cash-settled plans. Total pre-tax expense for share-based payment recognized in Net income in the three months ended December 31, 2010 and 2009 amounted to €59 and €50, respectively.
     For further information on Siemens’ share-based payment plans, see Note 34 to the Company’s Consolidated Financial Statements as of September 30, 2010.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Share-based compensation of Managing Board members
The Supervisory Board decided to make further adjustments to the remuneration system for the Managing Board and to focus even more sharply on sustainable corporate management. Revisions to the remuneration system for the Managing Board became effective as of October 1, 2010. For more detailed information on the remuneration system for the Managing Board, see the Compensation report within Siemens’ Annual Report as of September 30, 2010.
     Variable compensation component (bonus): In the first quarter of fiscal 2011 non-forfeitable commitments for Siemens stock (Bonus Awards) with a fair value amounting to €4 were granted to members of the Managing Board. The fair value of Bonus Awards is determined as the present value of the target amount, representing a 100 percent target attainment. Compensation expense related to Bonus Awards is recognized over the one-year vesting period.
     Long-term stock-based compensation: Half of the annual target amount for stock awards will be linked to the average of published earnings per share (basic EPS) for the past three fiscal years. In the first quarter of fiscal 2011 stock awards with a fair value amounting to €5 were granted to members of the Managing Board. The fair value of stock awards is determined as the present value of the target amount. The other half of the target amount for Stock Awards is based on the performance of Siemens stock relative to five competitors (ABB, General Electric, Philips, Rockwell, Schneider). If the target attainment is not more than 100 percent, settlement of stock awards occurs in shares. If the target attainment exceeds 100 percent, the members of the Managing Board will receive an additional cash payment based on how far the figure outperforms the target. In the first quarter of fiscal 2011 stock awards with a fair value amounting to €5 were granted. The fair values were calculated by applying a local volatility model. Inputs to that model include an expected weighted volatility of Siemens shares of 30 percent and a market price of €88.09 per Siemens share. Expected volatility was determined by reference to implied volatilities. The model applies a risk-free interest rate of up to 2.4 percent and an expected dividend yield of 3 percent. Compensation expense related to stock awards is recognized over the five-year vesting period. The total carrying amount for liabilities arising from stock awards settled in cash amounts to €— as of December 31, 2010.
     In addition to share-based compensation described above, members of the Managing Board received stock awards and may also participate in the Base Share Program 2011 and in the Share Matching Plan 2011.
     Stock awards
     In the three months ended December 31, 2010 and 2009, respectively, the Company granted 1,378,185 and 1,361,586 stock awards to 4,408 and 4,314 employees and members of the Managing Board, of which 128,284 and 154,226 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value for the three months ended December 31, 2010 and 2009 are:

	Three months ended				Three months ended
	December 31, 2010				December 31, 2009
			Weighted average			Weighted average
			grant-date			grant-date
	Awards		fair value		Awards	fair value
Non-vested, beginning of period	4,787,318		€58.06		4,438,303	€57.22
Granted	1,378,185		€77.79		1,361,586	€60.79
Vested	(1,558,938)		€79.93		(824,694)	€57.28
Forfeited/settled	(85,765	)(1)	€55.82	(1)	(49,277)	€60.94

Non-vested, end of period	4,520,800		€56.57		4,925,918	€58.16

(1)	Consists of 82,964 forfeited and 2,801 settled awards with weighted average grant-date fair values of €55.71 and €59.15, respectively in the three months ended December 31, 2010.
     Fair value was determined as the market price of Siemens shares less the present value of expected dividends, as stock awards do not carry dividend rights until vested, which resulted in a weighted average grant-date fair value of €77.79 and €60.79 per stock award granted in the three months ended December 31, 2010 and 2009, respectively. Total fair value of stock awards granted in the three months ended December 31, 2010 and 2009, amounted to €107 and €83, respectively.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Stock Option Plans

	Three months ended December 31, 2010
			Weighted
			average
		Weighted	remaining	Aggregate
		average exercise	contractual term	intrinsic value
	Options	price	(years)	(in millions of €)
Outstanding, beginning of period	935,432	€74.59
Options exercised	(916,137)	€74.59
Options expired	(12,220)	€74.59
Options forfeited	(7,075)	€74.59

Outstanding, end of period	—	€ —	—	—

Exercisable, end of period	—	€ —	—	—

	Three months ended December 31, 2009
			Weighted
			average
		Weighted	remaining	Aggregate
		average exercise	contractual term	intrinsic value
	Options	price	(years)	(in millions of €)
Outstanding, beginning of period	2,627,742	€73.89
Options exercised	—	—
Options expired	(885,620)	€72.54
Options forfeited	(27,150)	€73.65

Outstanding, end of period	1,714,972	€74.59	0.9	—

Exercisable, end of period	1,714,972	€74.59	0.9	—
     Share Matching Program and its underlying plans
     a) Base Share Program
     Under the Base Share Program, members of the Managing Board and employees of Siemens AG and participating Siemens companies can purchase Siemens shares under favorable conditions once a year. The Base Share Program is measured at fair value at grant-date. Shares purchased under the Base Share Program grant the right to receive matching shares under the same conditions described below at Share Matching Plan. In the three months ended December 31, 2010, Siemens issued a new tranche of the Base Share Program (Base Share Program 2011) under the same terms as the Base Share Program 2010.
     In fiscal 2011 and 2010, the Base Share Program allowed members of the Managing Board and employees of Siemens AG and participating Siemens companies to make an investment of a fixed amount of their compensation into Siemens shares, which is sponsored by Siemens with a tax beneficial allowance per plan participant. Shares will be bought at the market price at a predetermined date in the second quarter. In fiscal 2011 and 2010, the Company incurred pre-tax expense of €31 and €27.
     b) Share Matching Plan
     In the three months ended December 31, 2010, Siemens issued a new tranche under the Share Matching Plan (Share Matching Plan 2011) under the same terms as the Share Matching Plan 2010. For the Share Matching Plan 2011 and 2010, members of the Managing Board and senior managers of Siemens AG and participating Siemens companies may invest a certain amount of their compensation in Siemens shares. The shares are purchased at the market price at a predetermined date in the second quarter. Up to the stipulated grant-dates in the first quarter of each fiscal year, plan participants have to decide on their investment amount for which investment shares are purchased. The investment shares are then issued in the second quarter of the fiscal year. In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. The Managing Board will decide, each fiscal year, whether a new Share Matching Plan will be issued. In fiscal 2011 and 2010, the fair value at grant date of investment shares resulting from the Share Matching Plan 2010 is €— as

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
the investment shares are offered at market price.
     c) Monthly Investment Plan
     In the first quarter of fiscal 2010, the Company introduced the Monthly Investment Plan as a further component of the Share Matching Plan. The Monthly Investment Plan is available for employees — other than senior managers — of Siemens AG and participating Siemens companies. Plan participants may invest a certain percentage of their compensation in Siemens shares on a monthly basis. The Managing Board of the Company will decide annually, whether shares acquired under the Monthly Investment Plan (investment shares) may be transferred to the Share Matching Plan the following year. If management decides that shares acquired under the Monthly Investment Plan are transferred to the Share Matching Plan, plan participants will receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant had been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Up to the stipulated grant-dates in the first quarter of each fiscal year, employees may decide their participation in the Monthly Investment Plan and consequently the Share Matching Plan. The Managing Board will decide, each fiscal year, whether a new Monthly Investment Plan will be issued.
     In October 2010, the Managing Board decided that shares acquired under the Monthly Investment Plan 2010 will be transferred to the Share Matching Plan as of February 2011. Accordingly, participants will receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant had been continuously employed by Siemens AG or another Siemens company.
     In the three months ended December 31, 2010, the Managing Board decided to issue a new Monthly Investment Plan (Monthly Investment Plan 2011) under the same terms as the 2010 Monthly Investment Plan.
     d) Resulting Matching Shares
     In the three months ended December 31, 2010, 22,580 matching shares forfeited and 12,978 matching shares were settled, of the 1,614,729 beginning balance, which resulted in 1,579,171 matching shares as of December 31, 2010. In the three months ended December 31, 2009, 16,120 matching shares forfeited/were settled of the 1,266,444 beginning balance, which resulted in 1,250,324 matching shares as of December 31, 2009. The number of matching shares that have been granted in the first quarter depends on the number of investment shares to be transferred in the second quarter and will be determined at that time. For further information, including fair value determination, see Note 34 to our Consolidated Financial Statements as of September 30, 2010.
13. Earnings per share

	Three months ended
	December 31,
(shares in thousands)	2010	2009
Income from continuing operations	1,787	1,526
Less: Portion attributable to non-controlling interest	(45)	(54)

Income from continuing operations attributable to shareholders of Siemens AG	1,742	1,472

Weighted average shares outstanding—basic	871,194	866,838
Effect of dilutive share-based payment	9,206	8,036

Weighted average shares outstanding—diluted	880,400	874,874

Basic earnings per share (from continuing operations)	2.00	1.70
Diluted earnings per share (from continuing operations)	1.98	1.68
     The dilutive earnings per share computation do not contain weighted average shares of 2,166 thousand, in the three months ended December 31, 2009, since its inclusion would have been anti-dilutive in the periods presented.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
14. Segment Information
     Segment Information is presented for continuing operations. Accordingly, current and prior period Segment Information excludes discontinued operations. For a description of the Siemens segments see Note 37 of the Company’s Consolidated Financial Statements as of September 30, 2010.
     Energy
     At the beginning of November 2010, Siemens closed the acquisition of a non-controlling interest of 49 percent in A2SEA A/S, a supplier of installation services for the construction of offshore wind farms. The aggregate consideration amounts to approximately €115 of which €47 were paid as of closing. The second purchase price installment becomes payable latest in November 2011. The investment, presented under Energy Sector, Renewable Energy Division, will be accounted for using the equity method.
     Siemens IT Solutions and Services
     During the first quarter, Siemens and Atos Origin, France (Atos) signed an option agreement which grants Atos the right to acquire Siemens IT Solutions and Services in exchange for cash and securities, including 12.5 million newly issued shares in Atos, with a total value of €850 at the time of announcement. The final value of the consideration will depend on the price of Atos shares and the bond value at closing. Furthermore, Siemens will provide extensive support in order to foster the company’s business success including, among others, up to €250 to the integration and training costs and further protections and guarantees. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which Atos would provide managed services and systems integration to Siemens. It is expected that Atos will exercise the option and sign the related agreements in the second quarter of fiscal 2011. Pending certain closing conditions, including receipt of the necessary approvals from regulatory authorities and governing bodies of Atos, closing of the transaction is expected in the fourth quarter of fiscal 2011. Overall, Siemens expects a considerable negative earnings impact in fiscal year 2011.
     As of December 31, 2010, asset held for disposal criteria were not yet met. Regarding the impairment of €136 of the goodwill of Siemens IT Solutions and Services, see Note 6.
     Equity Investments
     See Note 15 for information on the fiscal 2011 conversion of our loan receivable from NSN into interests in NSN’s preferred shares, increasing our NSN Investment accounted for using the equity method.
     Reconciliation to Consolidated Financial Statements
     Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens’ reportable segments:
     Centrally managed portfolio activities are intended for divestment or closure and, at present, primarily includes the Electronics Assembly Systems business and activities remaining from the divestment of the former Communications (Com) business.
     Siemens Real Estate (SRE) owns and manages a substantial part of Siemens’ real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management. SRE is in the process of bundling additional corporate real estate. In the three months ended December 31, 2010, assets with a carrying amount of €350 were transferred to SRE.
     Corporate items and pensions includes corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities and, since fiscal 2010, costs for carve out activities managed by corporate, which are charged to the respective segment when the disposal gain or loss is realized. Pensions includes the Company’s pension related income (expense) not allocated to the segments, SRE or Centrally managed portfolio activities. Regarding the allocation of central infrastructure costs, see Profit definition below.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Eliminations, Corporate Treasury and other reconciling items comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company’s Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Centrally managed portfolio activities (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.
     Measurement — Segments
     Accounting policies for Segment Information are based on those used for Siemens, which are described in Note 2 of the Company’s Consolidated Financial Statements as of September 30, 2010. Lease transactions, however, are classified as operating leases for internal and segment reporting purposes. Corporate overhead is generally not allocated to segments. Intersegment transactions are based on market prices.
     Profit of the Sectors, Equity Investments, and Siemens IT Solutions and Services:
     Siemens’ Managing Board is responsible for assessing the performance of the segments. The Company’s profitability measure of the Sectors, Equity Investments, and Siemens IT Solutions and Services is earnings before financing interest, certain pension costs, and income taxes (Profit) as determined by the chief operating decision maker. Profit excludes various categories of items, not allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services which Management does not regard as indicative of their performance. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues (for financing issues regarding Equity Investments see paragraph below). The major categories of items excluded from Profit are presented below.
     Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services and interest expense on payables to suppliers. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level. Equity Investments include interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments.
     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service costs of pension plans only, while all other regularly recurring pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items and pensions. Curtailments are a partial payback with regard to past service costs that affect Segment Profit.
     Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.
     The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors, Equity Investments, and Siemens IT Solutions and Services’ performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Centrally managed portfolio activities or have a corporate or central character.
     Beginning with fiscal 2011 central infrastructure costs, which were formerly reported in Corporate items, will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and will be charged in equal installments in all four quarters. Prior period financial information is reported on a comparable basis.
     For fiscal 2010, Company’s management approved a special remuneration which was presented in Corporate items in fiscal 2010; in the three months ended December 31, 2010, the remuneration totaling €310 was primarily allocated to the Sectors based on management approach, which resulted in a positive impact of €261 at Corporate items; charges were made to Industry €149, Energy €69 and Healthcare €43.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Profit of Equity Investments mainly comprises income (loss) from investments presented in Equity Investments, such as the share in the earnings of associates or dividends from investments not accounted for under the equity method, income (loss) from the sale of interests in investments, impairment of investments and reversals of impairments. It also includes interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments, primarily NSN.
     Profit of the segment SFS:
     Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors, Equity Investments, and Siemens IT Solutions and Services, interest income and expense is an important source of revenue and expense of SFS.
     Asset measurement principles:
     Management determined Assets as a measure to assess capital intensity of the Sectors, Equity Investments and Siemens IT Solutions and Services (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Consolidated Statements of Financial Position, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions to derive Assets. Equity Investments may include certain shareholder loans granted to investments reported in Equity Investments. In contrast, Assets of SFS is Total assets. A reconciliation of Assets disclosed in Segment Information to Total assets in the Consolidated Statements of Financial Position is presented below.
     New orders:
     New orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent. New orders are supplementary information, provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.
     Free cash flow definition:
     Segment Information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors, Equity Investments, and Siemens IT Solutions and Services constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest as well as income tax related and certain other payments and proceeds, in accordance with the Company’s Profit and Asset measurement definition. Free cash flow of Equity Investments includes interest from shareholder loans granted to investments reported in Equity Investments, primarily NSN. Pension curtailments are a partial payback with regard to past service costs that affect Segment Free cash flow. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.
     Amortization, depreciation and impairments:
     Amortization, depreciation and impairments presented in Segment Information includes depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets, net of reversals of impairment. Goodwill impairment is excluded.
     Measurement — Centrally managed portfolio activities and SRE
     Centrally managed portfolio activities follow the measurement principles of the Sectors, Equity Investments, and Siemens IT Solutions and Services. SRE applies the same measurement principles as SFS; since fiscal 2011, Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Reconciliation to Siemens’ Consolidated Financial Statements
     The following table reconciles total Assets of the Sectors, Equity Investments and Cross-Sector Businesses to Total assets of Siemens’ Consolidated Statements of Financial Position:

	December 31,	September 30,
	2010	2010
Assets of Sectors	23,786	22,771
Assets of Equity Investments	3,274	3,319
Assets of Cross-Sector Businesses	12,774	12,356

Total Segment Assets	39,834	38,446

Reconciliation:
Assets Centrally managed portfolio activities	(652)	(574)
Assets SRE	4,814	5,067
Assets of Corporate items and pensions	(9,128)	(10,447)
Eliminations, Corporate Treasury and other reconciling items of Segment Information:
Asset-based adjustments:
Intra-group financing receivables and investments	24,772	24,813
Tax-related assets	4,077	4,625
Liability-based adjustments:
Pension plans and similar commitments	7,234	8,464
Liabilities	41,907	41,637
Eliminations, Corporate Treasury, other items	(7,918)	(9,204)

Total Eliminations, Corporate Treasury and other reconciling items of Segment Information	70,072	70,335

Total Assets in Siemens’ Consolidated Statements of Financial Position	104,939 (1)	102,827

(1)	Due to rounding, numbers presented may not add up precisely to totals provided.
     In the three months ended December 31, 2010 and 2009, Corporate items and pensions in the column Profit includes €202 income and €82 expense, respectively, related to corporate items, as well as €29 income and €60 expense, respectively, related to pensions. For fiscal 2010, Company’s management approved a special remuneration which was presented in Corporate items in fiscal 2010; in the three months ended December 31, 2010, the remuneration charge totaling €310 was primarily allocated to the Sectors, resulting in a positive impact of €261 in Corporate items. In the three months ended December 31, 2010, Corporate items includes costs and allocations of €75 related to establishing Siemens IT Solutions and Services as a separate legal entity, including for carve-out activities, as well as a portion of the above mentioned special remuneration, and a net charge related to legal and regulatory matters.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment Information to the corresponding consolidated amount for the Company.

					Additions to
			Net cash provided		intangible assets
			by (used in)		and property, plant		Amortization,
	Free cash flow		operating activities		and equipment		depreciation and
	(I)= (II)+(III)		(II)		(III)		impairments
	Three months ended		Three months		Three months		Three months
	December 31,		ended December 31,		ended December 31,		ended December 31,
	2010	2009	2010	2009	2010	2009	2010	2009
Segment Information - based on continuing operations	908	725	1,388	1,121	(480)	(396)	710	646
Discontinued operations	20	(28)	20	(28)	—	—	—	—
Goodwill Impairment	—	—	—	—	—	—	136	—

Siemens Consolidated Statements of Cash Flow	928	697	1,408	1,093	(480)	(396)	846	646

     Additional Segment information
     In the three months ended December 31, 2010 and 2009, Profit of SFS includes interest income of €162 and €143, respectively, and interest expense of €75 and €69, respectively.
15. Related party transactions
     Joint ventures and associates
     Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm’s length terms. For information regarding our subsidiaries, joint ventures and associated companies, see Notes to Consolidated Financial Statements in the Siemens’ Annual Report for the fiscal year ended September 30, 2010.
     Sales of goods and services and other income from transactions with joint ventures and associates as well as purchases of goods and services and other expense from transactions with joint ventures and associates are as follows:

			Purchases of goods and
	Sales of goods and services and other income		services and other expense
	Three months ended		Three months ended
	December 31,		December 31,
	2010	2009	2010	2009
Joint ventures	35	28	10	5
Associates	199	252	76	63

	234	280	86	68

     Receivables from joint ventures and associates and liabilities to joint ventures and associates in relation to these transactions are as follows:

	Receivables		Liabilities
	December 31,	September 30,	December 31,	September 30,
	2010	2010	2010	2010
Joint ventures	39	35	9	7
Associates	151	172	40	41

	190	207	49	48

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     As of December 31, 2010, loans given to joint ventures and associates amounted to €174 in total. As of September 30, 2010, loans given to joint ventures and associates amounted to €427 in total including a tranche of €250, nominal in relation to a Shareholder Loan Agreement between Siemens and NSN. In December 2010, Siemens and Nokia Corporation each converted €266, including the shareholder loan and deferred interest to NSN into preferred shares. The conversion resulted in an increase of our investment in NSN and does not result in a shift in the existing shareholding ratios between Siemens and Nokia Corporation. Loans given to joint ventures amounted to €7 and €4, respectively, as of December 31, 2010 and September 30, 2010. In the normal course of business the Company regularly reviews loans and receivables associated with joint ventures and associates, including NSN. In the three months ended December 31, 2010 and 2009, the review resulted in net losses related to valuation allowances totaling €14 and net gains related to valuation allowances totaling €3, respectively. As of December 31, 2010 and September 30, 2010, valuation allowances amounted to €49 and €35, respectively.
     As of December 31, 2010 and September 30, 2010, guarantees to joint ventures and associates amounted to €5,061 and €5,483, respectively, including the HERKULES obligations of €2,690 and €3,090, respectively. As of December 31, 2010 and September 30, 2010, guarantees to joint ventures amounted to €487 and €511, respectively. In the three months ended December 31, 2010, Siemens granted a collateral of €144 related to a loan raised by an investment.
     Pension entities
     For information regarding the funding of our principal pension plans refer to Note 8.
     Related individuals
     Related individuals include the members of the Managing Board and Supervisory Board.
     In the first three months ended December 31, 2010 and 2009, no major transactions took place between the Company and members of the Managing Board and Supervisory Board.
     Some of the members of the Company’s Managing Board and Supervisory Board hold positions of significant responsibility with other entities. Siemens has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm’s length terms.
16. Supervisory Board and Managing Board
     Based on a Supervisory Board resolution in fiscal 2010, the Managing Board compensation system was revised for fiscal year beginning on October 1, 2010. In accordance with the German Act on the Appropriateness of Managing Board Remuneration (VorstAG), the revised Managing Board compensation system was approved by Siemens’ shareholders at the Annual Shareholders’ Meeting on January 25, 2011.
     At the Annual Shareholders’ Meeting on January 25, 2011, a revised compensation scheme for Supervisory Board members was approved, which is effective as of October 1, 2010. To further strengthen the Supervisory Board’s independence, the revised compensation scheme removes the variable, performance-related compensation components which were based on earnings per share and substitutes those for fixed compensation which corresponds more closely to international best practice.
     For further information on Managing and Supervisory Board compensation, see the Compensation Report within the Corporate Governance Report of our September 30, 2010 Annual Report.
17. Subsequent event
     In January 2011, Siemens AG announced its intent to increase its stake in its publicly traded Indian subsidiary Siemens Ltd. from currently about 55 percent to 75 percent. To this end, the company will offer Siemens Ltd. shareholders INR 930 per share. In the case of full acceptance of the offer, the investment will total roughly €1 billion. Pending regulatory approval, the offer period is expected to begin on March 25, 2011 and end on April 13, 2011.

Review report
     To Siemens Aktiengesellschaft, Berlin and Munich
     We have reviewed the condensed interim consolidated financial statements comprising the consolidated statement of financial position, the consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flow and selected explanatory notes, together with the interim group management report, of Siemens Aktiengesellschaft, Berlin and Munich for the period from October 1, 2010 to December 31, 2010 which are part of the quarterly financial report pursuant to Sec. 37x (3) WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and the interim group management report based on our review.
     We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW — Institute of Public Auditors in Germany) and in accordance with the International Standard on Review Engagements 2410, “Review on Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU, and that the interim group management report has not been prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to making inquiries of company personnel and applying analytical procedures and thus does not provide the assurance that we would obtain from an audit of financial statements. In accordance with our engagement, we have not performed a financial statement audit and, accordingly, we do not express an audit opinion.
     Based on our review nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the WpHG applicable to interim group management reports.
Munich, January 28, 2011
Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Krämmer	Prof. Dr. Hayn
Wirtschaftsprüfer	Wirtschaftsprüfer

Quarterly summary
(in € unless otherwise indicated)

	Fiscal Year
	2011	Fiscal Year 2010
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (in millions of €)(1)	19,489	21,229	19,170	18,227	17,352
Income from continuing operations (in millions of €)	1,787	(339)	1,441	1,484	1,526
Net income (in millions of €)	1,753	(396)	1,435	1,498	1,531
Free cash flow (in millions of €)(1) (2)	908	2,990	2,145	1,251	725

Key capital market data

Basic earnings per share(1)	2.00	(0.47)	1.63	1.69	1.70
Diluted earnings per share(1)	1.98	(0.47)	1.61	1.67	1.68

Siemens stock price (3)
High	94.78	79.37	79.23	74.42	69.00
Low	75.56	70.94	68.25	61.67	60.20
Period-end	92.70	77.43	74.02	74.15	64.21
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX index	8.72	0.19	2.88	14.95	(3.50)
Compared to MSCI World index	10.77	(9.17)	12.49	15.00	(2.60)

Number of shares issued (in millions)	914	914	914	914	914

Market capitalization (in millions of €)(4)	80,884	67,351	64,329	64,417	55,686

Credit rating of long-term debt
Standard & Poor’s	A+	A+	A+	A+	A+
Moody’s	A1	A1	A1	A1	A1

(1)	Continuing operations.

(2)	Net cash provided by (used in) operating activities less Additions to intangible assets and property, plant and equipment.

(3)	XETRA closing prices, Frankfurt.

(4)	Based on shares outstanding.

Siemens financial calendar(1)

Second-quarter financial report and Semiannual Press Conference	May 4, 2011
Third-quarter financial report	July 28, 2011
Preliminary figures for fiscal 2011/Press Conference	Nov. 10, 2011
Annual Shareholders’ Meeting for fiscal 2011	Jan. 24, 2012

(1)	Provisional Updates will be posted at: www.siemens.com/financial_calendar
Information resources
Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Germany
Internet          www.siemens.com

Telephone	+49 89 636-33443 (Media Relations)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Media Relations)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com
Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2011 by Siemens AG, Berlin and Munich

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: January 31, 2011	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling